Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152760

UNITED DEVELOPMENT FUNDING IV

SUPPLEMENT NO. 2 DATED SEPTEMBER 2, 2011
TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, our prospectus dated May 2, 2011 relating to our offering of 35,000,000 common shares of beneficial interest, as supplemented by Supplement No. 1 dated June 15, 2011.  On August 15, 2011, we filed with the United States Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.  This Quarterly Report (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 2.  Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this Supplement No. 2 is to disclose:

•
the status of our public offering and the extension of the offering of our common shares of beneficial interest until November 12, 2012, unless earlier terminated or extended by our board of trustees as permitted under applicable law or extended with respect to the shares offered under our distribution reinvestment plan.

•	our real property loans and investments;

•	our updated selected financial data;

•	updated information regarding our performance;

•	compensation paid in connection with our organization and operation;

•	updates regarding our share redemption program; and

•	our updated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed in Annex A.

Status of our Public Offering and Extension of our Public Offering

The third paragraph of the cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The shares are being offered to investors on a reasonable best efforts basis, which means the dealer manager will use its reasonable best efforts to sell the shares offered hereby but is not required to sell any specific number or dollar amount of shares and does not have a firm commitment or obligation to purchase any of the offered shares.  No selling commissions or dealer manager fees will be paid with respect to shares sold pursuant to our distribution reinvestment plan.  We expect that at least 84.47% of the gross offering proceeds raised will be available for our use in secured loans and other real estate assets.  This offering will terminate on or before November 12, 2012 unless extended by our board of trustees as permitted under applicable law or extended with respect to the shares offered under the distribution reinvestment plan.

The second paragraph of the “Prospectus Summary – United Development Funding IV” section on page 3 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We commenced our initial public offering of common shares of beneficial interest on November 12, 2009.  As of August 24, 2011, we had accepted subscriptions and issued an aggregate of 5,347,994 common shares of beneficial interest, consisting of 5,227,224 shares that have been issued in exchange for gross proceeds of approximately $104.4 million and another 120,769 shares issued in accordance with our distribution reinvestment plan.  As of August 24, 2011, 19,652,006 shares remained available for sale to the public pursuant to our offering.  We will sell our common shares of beneficial interest in our offering until the earlier of November 12, 2012, unless extended by our board of trustees as permitted under applicable law, or the date on which the maximum amount has been sold.

The second paragraph of the “Prospectus Summary – Terms of the Offering” section beginning on page 4 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We will offer shares until the earlier of November 12, 2012 or the date we sell all shares in our primary offering; provided, however, that we may extend this offering as permitted by applicable law; provided, further, that notwithstanding the foregoing, our board of trustees may terminate this offering at any time.  Our board of trustees also may elect to extend the offering period for the shares sold pursuant to our distribution reinvestment plan, in which case participants in the plan will be notified.  This offering must be registered, or exempt from registration, in every state in which we offer or sell shares.  Generally, such registrations are effective for one year.  Therefore, we may have to stop selling shares in any state in which the registration is not renewed annually.

The “Prospectus Summary – Distribution Reinvestment Plan” section beginning on page 18 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Pursuant to our distribution reinvestment plan, you may have the distributions you receive from us reinvested in additional common shares of beneficial interest.  The purchase price per share under our distribution reinvestment plan will be $20 per share until the earliest to occur of:  (1) the issuance of all shares reserved for issuance pursuant to the distribution reinvestment plan; (2) the termination of this offering and any subsequent offering of distribution reinvestment plan shares pursuant to an effective registration statement; or (3) the determination that the number of our shares traded in a secondary market is more than a de minimis amount.  No sales commissions will be paid with respect to shares sold under our distribution reinvestment plan.  If you participate in the distribution reinvestment plan, you will not receive the cash from your distributions, other than special distributions paid in cash that are designated by our board of trustees.  As a result, you may have a tax liability with respect to your share of our taxable income, but you will not receive cash distributions to pay such liability.  We may terminate the distribution reinvestment plan at any time.  Additionally, we will be required to discontinue sales of shares under the distribution reinvestment plan on the earlier of (i) November 12, 2012, unless the offering is extended, or (ii) the date we sell all of the shares allocated for sale under the distribution reinvestment plan, unless we reallocate shares from our primary offering to our distribution reinvestment plan or register additional shares with the Securities and Exchange Commission and applicable states.  Our board of trustees also may elect to extend the offering period for the shares sold pursuant to our distribution reinvestment plan, in which case participants in the plan will be notified.  For further explanation of our distribution reinvestment plan, see “Summary of Distribution Reinvestment Plan.” A complete copy of our distribution reinvestment plan is included as Exhibit C to the prospectus.

The first paragraph of the “Summary of Distribution Reinvestment Plan – Investment of Distributions” section beginning on page 142 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our distribution reinvestment plan allows our shareholders, and, subject to certain conditions set forth in the plan, any shareholder or partner of any other publicly offered limited partnership, real estate investment trust or other United Development Funding-sponsored real estate program, to elect to purchase our common shares with our distributions or distributions from such other programs.  We are offering 10,000,000 shares for sale pursuant to our distribution reinvestment plan at $20 per share until the earliest to occur of:  (1) the issuance of all shares authorized and reserved for issuance pursuant to the distribution reinvestment plan; (2) the termination of this offering (which is anticipated to be November 12, 2012, unless extended by our board of trustees as permitted by applicable law; provided, however, that our board of trustees may elect to extend the offering period for the shares sold pursuant to our distribution reinvestment plan, in which case participants in the plan will be notified) and any subsequent offering of distribution reinvestment plan shares pursuant to an effective registration statement; or (3) the determination by our board of trustees that the number of our shares traded in a secondary market is more than a de minimis amount.  If shares authorized and reserved for issuance pursuant to the distribution reinvestment plan remain available for issuance, shares are being offered to the public pursuant to this offering or a subsequent offering, and our shares are being traded in a secondary market and the amount of such shares traded is more than a de minimis amount, we will invest distributions in shares at a price equal to the most recent per share price at which our shares were traded in the secondary market prior to the close of business on the last business day prior to the date of the distribution.

The second paragraph of the “Plan of Distribution – The Offering” section on page 184 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The offering of our shares is expected to terminate on or before November 12, 2012; provided, however, that we may extend this offering as permitted by applicable law; provided, further, that notwithstanding the foregoing, our board of trustees may terminate this offering at any time.  Our board of trustees also may elect to extend the offering period for the shares sold pursuant to our distribution reinvestment plan, in which case participants in the plan will be notified.  Unless an exemption from a state’s registration requirements is available, this offering must be registered in every state in which we offer or sell shares.  Generally, such registrations are for a period of one year.  Thus, we may have to stop selling shares in any state in which the registration is not renewed prior to its expiration.

Real Property Loans and Investments

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Description of Investments” section beginning on page 7 of the prospectus and the “Investment Objectives and Criteria – Real Property Loans and Investments” section beginning on page 91 of the prospectus:

As of June 30, 2011, we had entered into 8 participation agreements with related parties (1 of which was repaid in full) with an aggregate, maximum loan amount of approximately $27.4 million (with an unfunded balance of $3.5 million) and 6 related party note agreements with an aggregate, maximum loan amount totaling approximately $24.1 million (with an unfunded balance of $9.4 million).  Additionally, we had entered into 22 note agreements with third parties (1 of which was repaid in full) with an aggregate, maximum loan amount of approximately $116.0 million, of which $18.8 million has yet to be funded.

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The participation agreements outstanding as of June 30, 2011 are made to developer entities which hold ownership interests in projects in addition to the project funded by us, may be secured by multiple single-family residential communities, and certain participation agreements are secured by a personal guarantee of the developer in addition to a lien on the real property or the equity interests in the entity that holds the real property.  The outstanding aggregate principal amount of mortgage notes originated by us as of June 30, 2011 are secured by properties located in the Dallas, Fort Worth, Austin, Houston, and San Antonio metropolitan markets in Texas.  Security for such loans takes the form of either a direct security interest represented by a first or second lien on the respective property and/or an indirect security interest represented by a pledge of the ownership interests of the entity which holds title to the property.

The interest rates payable range from 13% to 15% with respect to the outstanding participation agreements and notes receivable, including related parties, as of June 30, 2011.  The participation agreements have terms to maturity ranging from 9 to 27 months, while the notes receivable have terms ranging from 7 to 47 months.

The following table summarizes our real property loans and investments as of June 30, 2011:

			# Acres	Interest	Original Note	Maturity	Maximum Loan	Principal	2011 Cash	2010 Cash	Unfunded
Borrower	Lender	Location	or Lots	Rate	Date	Date	Amount	Balance	Receipts	Receipts	Balance

Notes Receivable
Related Party
HLL Land Acquisitions of Texas, LP	UDF IV FI	San Antonio, TX	50 finished lots	13%	1/18/2010	7/18/2013	$1,793,500	$858,421	$280,521	$1,106,226	$-
Buffington Texas Classic Homes, LLC	UDF IV HF	Austin, TX	Secured by individual homes constructed	13%	4/30/2010	10/28/2011	3,750,000	3,959,857	2,804,703	442,717	-
Buffington Signature Homes, LLC	UDF IV HF	Austin, TX	Secured by individual homes constructed	13%	4/30/2010	10/28/2011	3,750,000	-	1,042,100	219,335	2,488,565
HLL II Land Acquisitions of Texas	UDF IV	San Antonio, TX	68 finished lots, 148 paper lots	13%	12/22/2010	3/22/2013	1,854,200	1,605,025	232,746	-	16,430
HLL Land Acquisitions of Texas, LP	UDF IV	Houston, TX	91 finished lots, 190 paper lots; 92.8 acres	13%	2/17/2011	1/21/2015	9,910,792	5,758,347	-	-	4,152,445
UDF Ash Creek, LP	UDF IV	Dallas, TX	4 lots	13%	4/20/2011	10/20/2012	3,000,000	239,521	-	-	2,760,480

Subtotal - Related Party							$24,058,492	$12,421,171	$4,360,070	$1,768,278	$9,417,920
Non-Related Party
Pine Trace Village, LLC	UDF IV FII	Houston, TX	118 finished lots	13%	3/29/2010	3/29/2012	$5,250,000	$5,171,682	$-	$-	$78,318
165 Howe, LP	UDF IV FI	Fort Worth, TX	70 finished lots	13%	4/19/2010	4/19/2012	2,203,050	686,835	2,173,388	55,836	-
CTMGT Granbury, LLC	UDF IV	Granbury, TX	333 acres	13%	5/21/2010	5/21/2013	7,500,000	5,604,248	-	-	1,895,752
One Prairie Meadows, Ltd.	UDF IV FI	Denton County, TX	102 finished lots	13%	5/28/2010	5/28/2012	3,725,000	1,018,699	1,355,342	1,611,760	1,350,959
Crescent Estates Custom Homes, LP	UDF IV FII	Fort Worth, TX	Secured by individual homes constructed	13%	6/10/2010	6/10/2011	4,000,000	1,074,723	966,852	-	1,958,425
CTMGT Land Holdings, LP	UDF IV	Rockwall, TX	807 acres	14%	7/23/2010	7/23/2013	11,250,000	10,738,725	-	1,935,862	-
Cheldan MM, LLC	UDF IV HF	Fort Worth, TX	Secured by individual homes constructed	13%	4/26/2010	4/26/2011	6,000,000	648,550	255,188	2,064,963	3,031,298
Buffington Brushy Creek, LTD	UDF IV	Austin, TX	61 finished lots	13%	9/21/2010	9/30/2011	1,932,000	343,274	675,381	961,305	-

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			# Acres	Interest		Original Note	Maturity		Maximum Loan	Principal	2011 Cash	2010 Cash	Unfunded
Borrower	Lender	Location	or Lots	Rate		Date	Date		Amount	Balance	Receipts	Receipts	Balance
165 Howe, LP	UDF IV	Denton and Tarrant County, TX	250 finished lots	13%		11/22/2010	11/22/2012		$2,170,000	$2,287,854	$-	$691,426	$-
BHM Highpointe, LTD	UDF IV FI	Austin, TX	42 paper lots	13%		11/16/2010	11/30/2013		2,672,085	1,450,505	-	-	1,221,580
BHM Highpointe, LTD	UDF IV FI	Austin, TX	47 paper lots	13%		11/16/2010	11/30/2012		4,551,708	1,875,695	8,822	1,816,382	2,667,192
Buffington Land, LTD	UDF IV	Austin, TX	Secured by individual homes constructed	13%		12/13/2010	12/13/2011		688,000	-	-	-	688,000
The Resort at Eagle Mountain Lake, LP	UDF IV FII	Tarrant County, TX	70 finished lots	13%		12/21/2010	12/21/2013		6,715,000	6,215,060	-	-	499,940
Frisco Hills, LP	Acquisitions	Denton County, TX	295 acres	3.25%	(1)	8/20/2010	9/1/2010	(2)	23,000,000	-	-	-	-
FH 295 LLC/CTMGT	Acquisitions	Denton County, TX	295 acres	15%		10/5/2010	10/5/2013		15,368,000	14,496,246	-	355,446	516,308
Len-Buff Land Acquisitions of Texas, LP	UDF IV	Austin, TX	37 finished lots	14%		10/28/2010	12/31/2011		3,355,350	639,121	2,464,469	135,455	116,305
UDF Sinclair, LP	UDF IV	San Antonio, TX	87 finished lots	13%		2/16/2011	12/31/2013		1,479,000	1,094,047	263,895	-	121,058
Buffington Land, LTD	UDF IV	Austin, TX	Secured by individual homes constructed	13%		1/26/2011	1/26/2014		2,777,383	1,392,094	28,491	-	1,356,797
Shale-114, LP	UDF IV	Denton County, TX	6 lots; 507 paper lots	13%		3/28/2011	3/28/2014		1,835,200	1,247,681	-	-	587,519
BHM Highpointe, LTD	UDF IV	Austin, TX	47 paper lots	13%		5/25/2011	12/31/2011		2,901,663	2,717,687	-	-	183,976
Andrew C. Befumo, Inc.	UDF IV	Fort Worth, TX	46 lots	13%		5/16/2011	5/16/2013		1,545,922	1,137,192	-	-	408,730
Woods Chin Chapel, LTD	UDF IV	Denton County, TX	97 acres	13%		6/30/2011	6/30/2014		5,060,000	2,950,600	-	-	2,109,400
Subtotal - Non-Related Party									$115,979,361	$62,790,518	$8,191,828	$9,628,434	$18,791,557
Total Notes Receivable									$140,037,853	$75,211,689	$12,551,898	$11,396,712	$28,209,477

Loan Participation Interests - Related Party
Buffington Texas Classic Homes, LLC and Buffington Signature Homes, LLC	UDF IV	Austin, TX	Participation in 1st lien	13%		12/18/2009	12/18/2011		$3,500,000	$5,269,091	$1,422,486	$8,273,278	$-
Buffington Land, LTD (Bear Creek)	UDF IV	Travis County, TX	Participation in 1st lien	14%		1/8/2010	6/30/2011	(2)	4,743,850	-	-	2,282,735	-
Travis Ranch II	UDF IV	Rockwall, TX	274 finished lots	15%		6/30/2010	8/28/2012		3,400,000	2,139,247	-	-	-
Travis Ranch	UDF IV	Rockwall, TX	472 acres	15%		6/30/2010	9/24/2012		8,100,000	6,576,798	-	-	-
Buffington Signature Homes, LLC	UDF IV	Austin, TX	Participation in 1st lien	14%		3/24/2010	8/12/2011		2,500,000	-	-	461,800	2,038,200
Buffington Texas Classic Homes, LLC	UDF IV	Austin, TX	Participation in 1st lien	14%		3/24/2010	8/21/2012		2,000,000	245,935	-	265,704	1,488,361
Carrollton TH, LP	UDF IV	Denton County, TX	Participation in 1st lien	13%		6/10/2011	3/10/2012		3,150,000	1,942,822	1,207,178	-	-
Total Loan Participation Interests - Related Party									$27,393,850	$16,173,893	$2,629,664	$11,283,518	$3,526,561
Grand Total									$167,431,703	$91,385,582	$15,181,562	$22,680,231	$31,736,038

(1)  Loan acquired from a senior lender and subsequently refinanced at a rate of 15%.
(2)  Loan paid in full as of June 30, 2011.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in the real property loans and investments described above, approved these transactions as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Selected Financial Data

The following information should be read in conjunction with the disclosure contained in the “Selected Financial Data” section beginning on page 61 of the prospectus:

4

The following selected financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto in our 2010 Annual Report on Form 10-K, incorporated by reference into the prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.  Our historical results are not necessarily indicative of results for any future period.

The following tables present summarized financial information, including balance sheet data, operating data, and statement of cash flows data in a format consistent with our financial statements.

		December 31,
	June 30, 2011	2010	2009

BALANCE SHEET DATA
Cash and cash equivalents	$5,296,960	$2,543,501	$520,311
Loan participation interest – related parties	16,456,154	6,190,133	1,380,757
Notes receivable	63,897,543	53,800,754	-
Notes receivable – related parties	12,820,707	5,627,299	-
Deferred offering costs	8,069,175	7,372,116	5,684,106
Other assets	6,421,070	4,036,981	723,582
Total assets	$112,961,609	$79,570,784	$8,308,756

Accrued liabilities – related parties	$8,329,873	$8,103,153	$5,516,613
Notes payable	14,827,969	18,167,025	-
Lines of credit	7,310,504	4,087,797	-
Senior credit facility	2,617,789	1,929,669	-
Other liabilities	441,506	688,901	708,171
Total liabilities	33,527,641	32,976,545	6,224,784
Shareholders’ equity	79,433,968	46,594,239	2,083,972
Total liabilities and shareholders’ equity	$112,961,609	$79,570,784	$8,308,756

	Six Months Ended	Year Ended December 31,
	June 30, 2011	2010	2009

OPERATING DATA
Interest income – related party	$1,341,719	$1,417,320	$4,217
Total revenues	5,278,867	4,478,358	4,247
General and administrative expenses	611,105	484,948	23,725
Interest expense	886,315	976,141	-
Total expenses	2,477,236	2,252,421	25,959
Net income (loss)	2,801,631	2,225,937	(21,712)
Net income (loss) per share (1)	0.79	1.67	(1.63)
Funds from operations (2)	3,019,409	2,486,847	(21,712)
Net operating income (3)	5,265,494	4,459,110	4,217
STATEMENT OF CASH FLOWS DATA
Cash flows provided by (used in) operating activities	468,209	(585,762)	(208,019)
Cash flows used in investing activities	(27,762,340)	(64,353,042)	(1,380,757)
Cash flows provided by financing activities	30,047,590	66,961,994	2,085,458

(1)
Net income (loss) per share is based upon the weighted average number of common shares of beneficial interest outstanding.  Distributions by us of our current and accumulated earnings and profits for federal income tax purposes are taxable to shareholders as ordinary income.  Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the shareholders’ basis in the common shares of beneficial interest to the extent thereof (a return of capital for tax purposes) and, thereafter, as taxable gain.  These distributions in excess of earnings and profits will have the effect of deferring taxation of the distributions until the sale of our shareholders’ common shares.

(2)
For additional information on funds from operations, refer to the “Our Performance – Funds from Operations and Modified Funds from Operations” section of this supplement, which includes a reconciliation of our GAAP net income (loss) to funds from operations for the six month period ended June 30, 2011 and for the years ended December 31, 2010 and 2009.

(3)
For additional information on net operating income, refer to the “Our Performance – Net Operating Income” section of this supplement, which includes a reconciliation of our GAAP net income (loss) to net operating income for the six month period ended June 30, 2011 and for the years ended December 31, 2010 and 2009.

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Our Performance

The following information should be read in conjunction with the disclosure contained in the “Our Performance” section beginning on page 63 of the prospectus:

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as funds from operations (“FFO”) which we believe to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust (“REIT”).  FFO is not equivalent to our net income or loss as determined under generally accepted accounting principles in the United States (“GAAP”).

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”).  The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.  Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.  Our FFO calculation complies with NAREIT’s policy described above.

However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO.  Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation and therefore require additional adjustments to FFO in evaluating performance.  Due to these and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as modified funds from operations (“MFFO”), which we believe to be another appropriate supplemental measure to reflect the operating performance of a REIT.  The use of MFFO is recommended by the IPA as a supplemental performance measure for publicly registered, non-listed REITs.  MFFO is a metric used by management to evaluate sustainable performance and dividend policy.  MFFO is not equivalent to our net income or loss as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the “Practice Guideline”) issued by the IPA in November 2010.  The Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities; accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis.  Our MFFO calculation complies with the IPA’s Practice Guideline described above.

In calculating MFFO, we adjust for acquisition related expenses and impairments of real estate assets.  Management believes excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with the performance models used by management, and provides investors with a view of our portfolio over time, independent of direct costs associated with the timing of acquisition activity.  MFFO also allows for a comparison of our portfolio with other REITs that are not currently engaged in acquisition activity, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.  With respect to loan loss provisions, management does not include these expenses in our evaluation of the operating performance of our real estate loan portfolio, as we believe these costs will be reflected in our reported results from operations if and when we actually realize a loss on a real estate investment.  As many other non-traded REITs exclude impairments in reporting their MFFO, we believe that our calculation and reporting of MFFO will assist investors and analysts in comparing our performance versus other non-traded REITs.  The other adjustments included in the IPA’s Practice Guideline are not applicable to us for the six months ended June 30, 2011 and for the years ended December 31, 2010 and 2009.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful.  Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance.  Our FFO and MFFO reporting complies with NAREIT’s policy described above.

Management believes that MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after the end of this offering.  MFFO may provide investors with a useful indication of our future performance, particularly after the end of this offering or the time when we cease to make investments on a frequent and regular basis, and of the sustainability of our current distribution policy.  However, because MFFO excludes the effect of acquisition costs, which are an important component in an analysis of the historical performance of an asset, MFFO should not be construed as a historic performance measure.

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The following is a reconciliation of net income to FFO and MFFO for the six months ended June 30, 2011 and for the years ended December 31, 2010 and 2009:

	Six Months Ended	Year Ended December 31,
	June 30, 2011	2010	2009

Net income (loss), as reported	$2,801,631	$2,225,937	$(21,712)
Add:
Amortization expense	217,778	260,910	—
FFO	$3,019,409	$2,486,847	$(21,712)

Other adjustments:
Provision for loan losses	$206,122	$162,092	$—
Acquisition expense	178,301	124,200	—
MFFO	$3,403,832	$2,773,139	$(21,712)

Net Operating Income

We are disclosing net operating income and intend to disclose net operating income in future filings, because we believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not directly associated with our investments.  Net operating income is a non-GAAP financial measure that is defined as net income, computed in accordance with GAAP, generated from properties before interest expense, general and administrative expenses, depreciation, amortization and interest and dividend income.  Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community.  However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.

To facilitate understanding of this financial measure, the following is a reconciliation of net income (loss) to net operating income for the six months ended June 30, 2011 and for the years ended December 31, 2010 and 2009:

	Six Months Ended	Year Ended December 31,
	June 30, 2011	2010	2009

Net income (loss), as reported	$2,801,631	$2,225,937	$(21,712)
Add:
Interest expense	886,315	976,141	—
General and administrative expense (1)	1,373,143	1,015,371	25,959
Amortization expense	217,778	260,910	—
Less:
Interest and dividend income	(13,373)	(19,249)	(30)
Net operating income	$5,265,494	$4,459,110	$4,217

(1)	Includes Advisory Fee – Related Parties Expense and Provision for Loan Losses, net of Amortization Expense.

Information Regarding Our Distributions

We accepted our initial public subscribers effective December 18, 2009. Accordingly, fiscal year 2010 was our first full year of operations. We expect to experience an increase in liquidity, operating income, and cash flows from operations as additional subscriptions for common shares are received and proceeds from such subscriptions are invested in revenue-generating real estate investments. Further, we believe operating income will improve in future periods as start-up costs and general and administrative expenses are borne over a larger investment portfolio.

We must distribute to our shareholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Internal Revenue Code of 1986, as amended.  This requirement is described in greater detail in the “Federal Income Tax Considerations – Annual Distribution Requirements” section of the prospectus.  The amount of the distributions to our shareholders (other than special distributions) is determined quarterly by our board of trustees and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, loan funding commitments and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended.

Our board of trustees authorized a distribution to our shareholders of record beginning as of the close of business on each day of the period commencing on December 18, 2009 and ending on September 30, 2011.  The distributions are calculated based on the number of days each shareholder has been a shareholder of record based on 365 days in the calendar year, and (a) for distributions declared for each record date in the December 2009 through June 2011 periods, are equal to $0.0043836 per common share of beneficial interest, which is equal to an annualized distribution rate of 8.0%, assuming a purchase price of $20.00 per share and (b) for distributions declared for each record date in the July 2011 through September 2011 periods, are equal to $0.0044932 per common share of beneficial interest, which is equal to an annualized distribution rate of 8.2%, assuming a purchase price of $20.00 per share.  These distributions are aggregated and paid in cash monthly in arrears.  Therefore, the distributions declared for each record date in the December 2009 through September 2011 periods were or will be paid in January 2010 through October 2011.  Distributions are paid on or about the 25th day of the respective month or, if the 25th day of the month falls on a weekend or bank holiday, on the next business day following the 25th day of the month.  Distributions for shareholders participating in our distribution reinvestment plan are reinvested into our shares on the payment date of each distribution.

7

On September 8, 2010, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on September 15, 2010.  This special distribution was paid in cash pro rata over all common shares of beneficial interest outstanding as of September 15, 2010 in an amount equal to $0.05 per common share of beneficial interest.  This special distribution was paid in cash and distribution reinvestment plan shares in October 2010.

In addition, on September 8, 2010, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on December 15, 2010.  This special distribution was paid pro rata over all common shares of beneficial interest outstanding as of December 15, 2010 in an amount equal to $0.15 per common share of beneficial interest.  This special distribution was paid in cash and distribution reinvestment plan shares in February 2011.

On March 10, 2011, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on April 30, 2011. This special distribution was paid pro rata over all common shares of beneficial interest outstanding as of April 30, 2011 in an amount equal to $0.10 per common share of beneficial interest.  This special distribution was paid in cash and distribution reinvestment plan shares in May 2011.

On June 27, 2011, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on August 31, 2011.  This special distribution will be paid pro rata over all common shares of beneficial interest outstanding as of August 31, 2011 in an amount equal to $0.05 per common share of beneficial interest.  This special distribution will be paid in cash and distribution reinvestment plan shares in September 2011.

In our initial quarters of operations, and from time to time thereafter, we did not generate enough cash flow to fully fund distributions declared.  Therefore, some or all of our distributions are paid from sources other than operating cash flow, such as borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow.

We utilize cash to fund operating expenses, make investments, service debt obligations and pay distributions.  We receive cash from operations (which includes interest payments) as well as cash from investing activities (which includes repayment of principal on loans we have made) and financing activities (which includes borrowing proceeds and additional capital from the sale of our shares).  We have secured a senior credit facility, notes payable, and lines of credit to manage the timing of our cash receipts and funding requirements.  Over the long term, as additional subscriptions for common shares are received and proceeds from such subscriptions are invested in revenue-generating real estate investments, we expect that substantially all of our distributions will be funded from operating cash flow.  Further, we believe operating income will improve in future periods as start-up costs and general and administrative expenses are borne over a larger investment portfolio.

As of June 30, 2011, we have made the following distributions to our shareholders in 2011:

Period Ended	Date Paid	Distribution Amount
December 15, 2010	February 1, 2011	$374,278
December 31, 2010	January 14, 2011	339,018
January 31, 2011	February 23, 2011	378,999
February 28, 2011	March 23, 2011	376,178
March 31, 2011	April 21, 2011	455,713
April 30, 2011	May 17, 2011	867,188
May 31, 2011	June 24, 2011	548,189
		$3,339,563

For the six months ended June 30, 2011, we paid distributions of $3,339,563 ($2,094,962 in cash and $1,244,601 in our common shares of beneficial interest pursuant to our distribution reinvestment plan), as compared to cash flows provided by operations of $468,209.  For the six months ended June 30, 2010, we paid distributions of $414,356 ($258,736 in cash and $155,620 in our common shares of beneficial interest pursuant to our distribution reinvestment plan), as compared to cash flows used in operations of $(241,453).  From May 28, 2008 (Date of Inception) through June 30, 2011, we paid cumulative distributions of $5,225,606, as compared to cumulative FFO of $5,484,922.  As of June 30, 2011, we had $359,570 of cash distributions declared that were paid subsequent to period end.

The following table presents distributions, along with the amount of distributions reinvested pursuant to our distribution reinvestment plan, and the sources of our distributions paid for the periods indicated:

	Q3 2010		Q4 2010		Q1 2011		Q2 2011
Distributions paid in cash	$363,347		$557,455		$927,444		$1,167,518
Distributions reinvested	226,325		324,561		541,029		703,572
Total distributions	$589,672		$882,016		$1,468,473		$1,871,090
Source of distributions:
Operating cash flows	$32,444	(5%)	$-		$93,204	(6%)	$375,005	(20%)
Borrowings under credit facilities	557,228	(95%)	882,016	(100%)	1,375,269	(94%)	1,496,085	(80%)
Total sources	$589,672	(100%)	$882,016	(100%)	$1,468,473	(100%)	$1,871,090	(100%)

8

Distributions in excess of our operating cash flows were funded via financing activities, specifically borrowings under our credit facilities, consistent with our intent to use our credit facilities to meet our investment and distribution cash requirements throughout our initial period of operations.

Dilution of the Net Tangible Book Value of Our Shares

In connection with this ongoing offering of our common shares of beneficial interest, we are providing information about our net tangible book value per share.  Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total liabilities, divided by the total number of shares of beneficial interest outstanding.  Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share.  It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives.  However, net tangible book value does reflect certain dilution in value of our common shares from the issue price as a result of (i) the substantial fees paid in connection with our initial public offering, including selling commissions and dealer manager fees and (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition and sale of our investments.  As of June 30, 2011, our net tangible book value per share was $17.33.  The offering price under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at June 30, 2011 was $20.00 per share.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets.  Further, the other factors described above with respect to the dilution in the value of our common shares are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Compensation

The “Compensation – Compensation Paid” section on page 122 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Compensation Paid

Type of Compensation	Amounts incurred for the six months ended June 30, 2011	Amounts incurred from inception through December 31, 2010

Organizational and Offering Stage:
Selling Commissions (1)	$2,415,995	$3,427,550
Dealer Manager Fee (1)	$1,299,724	$1,844,694
Organization and Offering Expenses (2)	$1,111,519	$1,579,640
Operational Stage:
Acquisition and Origination Fees and Expenses (2)	$969,899	$1,376,120
Advisory Fees (2)	$773,694	$631,474
Debt Financing Fees (2)	$160,696	$432,438
Other Operating Expenses (2)	$—	$—
Subordinated Incentive Fee (2)	$—	$—
Disposition/Liquidation Stage:
Securitized Loan Pool Placement Fee (2)	$—	$—
Disposition Fees (2)	$—	$—
Subordinated Incentive Listing Fee (2)	$—	$—

(1) Paid to Realty Capital Securities.
(2) Paid to our advisor or affiliates of our advisor.

As of June 30, 2011, compensation incurred but not yet paid was approximately $165,861, representing normal accruals for 2011 activities.

Share Redemption Program

The following information should be read in conjunction with the discussion contained in the “Description of Shares – Share Redemption Program” section beginning on page 159 of the prospectus:

For the year ended December 31, 2010, we had received valid redemption requests relating to 2,500 common shares of beneficial interest, all of which were redeemed for an aggregate purchase price of $50,000 (an average redemption price of $20.00 per share).  For the six months ended June 30, 2011, we had received valid redemption requests relating to 14,613 shares of beneficial interest, all of which were redeemed for an aggregate purchase price of approximately $292,000 (an average redemption price of $20.00 per share).  A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program.  We have funded all share redemptions using funds from operations.

9

ANNEX A

QUARTERLY REPORT ON FORM 10-Q
FOR THE
QUARTERLY PERIOD ENDED JUNE 30, 2011

See attached.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-Q
[Mark One]

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 000-54383

United Development Funding IV
(Exact Name of Registrant as Specified in Its Charter)

Maryland	26-2775282
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1301 Municipal Way, Suite 100, Grapevine, Texas 76051
(Address of principal executive offices)
(Zip Code)

Registrant’s telephone number, including area code:  (214) 370-8960

N/A
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒   No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☒

The number of shares outstanding of the Registrant’s common shares of beneficial interest, par value $0.01 per share, as of the close of business on August 3, 2011 was 5,014,272.

UNITED DEVELOPMENT FUNDING IV
FORM 10-Q
Quarter Ended June 30, 2011

PART I
FINANCIAL INFORMATION
Item 1. Financial Statements.
UNITED DEVELOPMENT FUNDING IV
CONSOLIDATED BALANCE SHEETS

	June 30, 2011	December 31, 2010
	(unaudited)	(audited)
Assets
Cash and cash equivalents	$5,296,960	$2,543,501
Restricted cash	689,967	689,967
Accrued interest receivable	3,256,116	1,503,367
Accrued receivable – related parties	1,329,921	553,515
Loan participation interest – related parties	16,456,154	6,190,133
Notes receivable, net	63,897,543	53,800,754
Notes receivable – related parties	12,820,707	5,627,299
Deferred offering costs	8,069,175	7,372,116
Other assets	1,145,066	1,290,132
Total assets	$112,961,609	$79,570,784

Liabilities and Shareholders’ Equity
Liabilities:
Accrued liabilities	$81,936	$237,391
Accrued liabilities – related parties	8,329,873	8,103,153
Distributions payable	359,570	451,510
Senior credit facility	2,617,789	1,929,669
Lines of credit	7,310,504	4,087,797
Notes payable	14,827,969	18,167,025
Total liabilities	33,527,641	32,976,545

Commitments and contingencies

Shareholders’ equity:
Shares of beneficial interest; $0.01 par value; 400,000,000 shares authorized; 4,601,543 shares issued and 4,584,430 shares outstanding at June 30, 2011, and 2,681,454 shares issued and 2,678,954 shares outstanding at December 31, 2010, respectively	46,015	26,814
Additional paid-in-capital	80,309,154	46,750,375
Accumulated deficit	(578,941)	(132,950)
	79,776,228	46,644,239
Less: Treasury stock, 17,113 shares at June 30, 2011 and 2,500 shares at December 31, 2010, at cost	(342,260)	(50,000)
Total shareholders’ equity	79,433,968	46,594,239
Total liabilities and shareholders’ equity	$112,961,609	$79,570,784

See accompanying notes to consolidated financial statements (unaudited).

UNITED DEVELOPMENT FUNDING IV
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenues:
Interest income	$1,979,056	$326,802	$3,848,622	$329,434
Interest income – related parties	858,498	366,586	1,341,719	564,353
Commitment fee income	41,811	-	70,909	-
Commitment fee income – related parties	10,839	-	17,617	-
Total revenues	2,890,204	693,388	5,278,867	893,787

Expenses:
Interest expense	442,977	164,379	886,315	211,537
Advisory fee – related party	426,435	117,756	773,694	163,406
Provision for loan losses	112,327	30,185	206,122	30,185
General and administrative	315,041	161,107	611,105	267,714

Total expenses	1,296,780	473,427	2,477,236	672,842

Net income	$1,593,424	$219,961	$2,801,631	$220,945

Net income per share of beneficial interest	$0.40	$0.21	$0.79	$0.30

Weighted average shares outstanding	4,009,211	1,058,936	3,541,880	728,775

Distributions per weighted average share outstanding	$0.48	$0.37	$0.92	$0.70
See accompanying notes to consolidated financial statements (unaudited).

UNITED DEVELOPMENT FUNDING IV
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2011	2010
Operating Activities
Net income	$2,801,631	$220,945
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	206,122	30,185
Amortization expense	217,778	33,030
Changes in assets and liabilities:
Accrued interest receivable	(1,752,749)	(29,407)
Accrued receivable – related parties	(776,406)	(234,233)
Other assets	(72,712)	(313,533)
Accrued liabilities	(155,455)	55,556
Net cash provided by (used in) operating activities	468,209	(237,457)

Investing Activities
Investments in loan participation interests – related parties	(12,895,685)	(16,928,432)
Principal receipts from loan participation interests – related parties	2,629,664	6,147,873
Investments in notes receivable	(18,494,740)	(18,076,420)
Principal receipts from notes receivable	8,191,829	451,212
Investments in notes receivable – related parties	(11,553,477)	(3,033,138)
Principal receipts from notes receivable – related parties	4,360,069	716,334
Net cash used in investing activities	(27,762,340)	(30,722,571)

Financing Activities
Proceeds from issuance of shares of beneficial interest	37,157,194	24,673,661
Purchase of treasury shares	(288,836)	-
Proceeds from senior credit facility	688,120	1,348,076
Net borrowings on lines of credit	3,222,707	-
Proceeds from notes payable	1,866,490	7,500,000
Payments on notes payable	(5,205,546)	-
Distributions	(3,339,563)	(414,355)
Shareholders’ distribution reinvestment	1,244,601	155,619
Escrow payable	-	(617,300)
Restricted cash	-	450,400
Payments of offering costs	(4,827,238)	(3,207,342)
Deferred offering costs	(697,059)	25,764
Accrued liabilities – related parties	226,720	616,550
Net cash provided by financing activities	30,047,590	30,531,073

Net increase (decrease) in cash and cash equivalents	2,753,459	(428,955)
Cash and cash equivalents at beginning of period	2,543,501	520,311
Cash and cash equivalents at end of period	$5,296,960	$91,356
Supplemental Cash Flow Information:
Cash paid for interest	$981,129	$156,289

See accompanying notes to consolidated financial statements (unaudited).

UNITED DEVELOPMENT FUNDING IV
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

A. Nature of Business

United Development Funding IV (which may be referred to as the “Trust,” “we,” “our,” or “UDF IV”) was organized on May 28, 2008 (“Inception”) as a Maryland real estate investment trust (a “REIT”).  The Trust is the sole general partner of and owns a 99.999% partnership interest in United Development Funding IV Operating Partnership, L.P. (“UDF IV OP”), a Delaware limited partnership.  UMTH Land Development, L.P. (“UMTH LD”), a Delaware limited partnership and the affiliated asset manager of the Trust, is the sole limited partner and owner of 0.001% (minority interest) of the partnership interests in UDF IV OP.  At June 30, 2011 and December 31, 2010, UDF IV OP had no assets, liabilities or equity.  The Trust owns a 100% limited partnership interest in UDF IV Home Finance, LP (“UDF IV HF”), UDF IV Finance I, LP (“UDF IV FI”), UDF IV Finance II, LP (“UDF IV FII”), and UDF IV Acquisitions, LP (“UDF IV AC”), all Delaware limited partnerships.  The Trust is the sole member of (i) UDF IV HF Manager, LLC (“UDF IV HFM”), a Delaware limited liability company, the general partner of UDF IV HF; (ii) UDF IV Finance I Manager, LLC (“UDF IV FIM”), a Delaware limited liability company, the general partner of UDF IV FI; (iii) UDF IV Finance II Manager, LLC (“UDF IV FIIM”), a Delaware limited liability company, the general partner of UDF IV FII; and (iv) UDF IV Acquisitions Manager, LLC (“UDF IV ACM”), a Delaware limited liability company, the general partner of UDF IV AC.

As of June 30, 2011 and December 31, 2010, UDF IV HFM, UDF IV FIM, UDF IV FIIM, and UDF IV ACM had no assets, liabilities, or equity.

The Trust uses substantially all of the net proceeds from the public offering of common shares of beneficial interest in the Trust to originate, purchase, participate in and hold for investment secured loans made directly by the Trust or indirectly through its affiliates to persons and entities for the acquisition and development of parcels of real property as single-family residential lots, and the construction of model and new single-family homes, including development of mixed-use master planned residential communities. The Trust also makes direct investments in land for development into single-family lots, new and model homes and portfolios of finished lots and homes; provides credit enhancements to real estate developers, homebuilders, land bankers and other real estate investors; and purchases participations in, or finances for other real estate investors the purchase of, securitized real estate loan pools and discounted cash flows secured by state, county, municipal or other similar assessments levied on real property. The Trust also may enter into joint ventures with unaffiliated real estate developers, homebuilders, land bankers and other real estate investors, or with other United Development Funding-sponsored programs, to originate or acquire, as the case may be, the same kind of secured loans or real estate investments the Trust may originate or acquire directly.

UMTH General Services, L.P. (“UMTH GS” or “Advisor”), a Delaware limited partnership, is the Trust’s advisor and is responsible for managing the Trust’s affairs on a day-to-day basis.  UMTH GS has engaged UMTH LD as the Trust’s asset manager.  The asset manager oversees the investing and financing activities of the affiliated programs managed and advised by the Advisor and UMTH LD as well as oversees and provides the Trust’s board of trustees recommendations regarding investments and finance transactions, management, policies and guidelines and reviews investment transaction structure and terms, investment underwriting, investment collateral, investment performance, investment risk management, and the Trust’s capital structure at both the entity and asset level.

The Trust has no employees.  The Trust does not maintain any physical properties.  The Trust’s operations are conducted at the corporate offices of the Trust’s advisor at 1301 Municipal Way, Grapevine, Texas.

B. Summary of Significant Accounting Policies

A summary of our significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Basis of Presentation

These consolidated unaudited financial statements were prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, with the instructions to Form 10-Q and with Regulation S-X.  They do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.  However, except as disclosed herein, there has been no material change to the information disclosed in our 2010 Annual Report on Form 10-K.  The interim unaudited consolidated financial statements should be read in conjunction with those filed financial statements.  In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, considered necessary to present fairly our financial position as of June 30, 2011 and December 31, 2010, operating results for the three and six months ended June 30, 2011 and 2010, and cash flows for the six months ended June 30, 2011 and 2010.  Operating results and cash flows for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

Principles of Consolidation

The consolidated financial statements include the accounts of the Trust and certain wholly-owned subsidiaries and all significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the consolidated financial statements and accompanying notes.  Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.  At June 30, 2011 and December 31, 2010, there were no such amounts included in cash and cash equivalents.

Restricted Cash

Restricted cash includes deposits associated with certain guarantees.

Loan Participation Interest – Related Parties

Loan participation interest – related parties represents the purchase of a financial interest in certain interim construction loan and finished lot loan facilities originated by our affiliates.  We participate in these loans by funding the lending obligations of our affiliates under these credit facilities up to a maximum amount for each participation.  Such participations entitle us to receive payments of principal and interest from the borrower up to the amounts funded by us.  The participation interests are typically collateralized by promissory notes, first or second lien deeds of trust on the homes financed under the construction loans or lots financed under the lot loan facilities, and other loan documents.  The participations have terms ranging from 9 to 27 months and bear interest at rates ranging from 13% to 15%.  The participation interests may be paid off prior to maturity; however, we intend to hold all participation interests for the life of the loans.

Notes Receivable and Notes Receivable – Related Parties

Notes receivable and notes receivable – related parties are recorded at the lower of cost or net realizable value.  The notes are collateralized by a first or second lien deed of trust on the underlying real estate collateral or a pledge of ownership interests in the borrower, as well as promissory notes, assignments of certain lot sales contracts and earnest money, and other loan documents.  The notes have terms ranging from 7 to 47 months and bear interest at rates ranging from 13% to 15%.  The notes may be paid off prior to maturity; however, the Trust intends to hold all notes for the life of the notes.

Allowance for Loan Losses

The allowance for loan losses is our estimate of incurred losses in our portfolio of loan participation interests, notes receivable, and notes receivable – related parties.  We periodically perform a detailed review of our portfolio of mortgage notes and other loans to determine if impairment has occurred and to assess the adequacy of the allowance for loan losses.  We charge additions to the allowance for loan losses to current period earnings through a provision for loan losses.  Amounts determined to be uncollectible are charged directly against (and decrease) the allowance for loan losses (“charged off”), while amounts recovered on previously charged off accounts increase the allowance.  As of June 30, 2011 and December 31, 2010, the allowance for loan losses had a balance of $368,214 and $162,092, respectively.

Activity in our allowance for loan losses for the three and six months ended June 30, 2011 and 2010, respectively, was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Balance at beginning of the period	$255,887	$-	$162,092	$-
Provision for loan losses	112,327	30,185	206,122	30,185
Net charge-offs	-	-	-	-
Balance at end of period	$368,214	$30,185	$368,214	$30,185

Organization and Offering Expenses

Organization costs will be expensed as incurred in accordance with Statement of Position 98-5, Reporting on the Costs of Start-up Activities, currently within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 720-15.  Offering costs related to raising capital from debt will be capitalized and amortized over the term of such debt.  Offering costs related to raising capital from equity will be offset as a reduction of capital raised in shareholders’ equity.

Revenue Recognition

Interest income on loan participation interest – related parties, notes receivable and notes receivable – related parties is recognized over the life of the participation agreement or note agreement and recorded on the accrual basis.  Income recognition is suspended at either the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful.  Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.  As of June 30, 2011 and December 31, 2010, we were accruing interest on all loan participation interest – related parties, notes receivable and notes receivable – related parties.

Commitment fee income represents non-refundable fees charged to borrowers for entering into an obligation that commits us to make or acquire a loan or to satisfy a financial obligation of the borrower when certain conditions are met within a specified time period.  When a commitment is considered an integral part of the resulting loan and we believe there is a reasonable expectation that the commitment will be called upon, the commitment fee is recognized as revenue over the life of the resulting loan as an adjustment to the yield on the loan.  When we believe it is unlikely that the commitment will be called upon or that the fee is not an integral part of the return of a specific future lending arrangement, the commitment fee is recognized as income when it is earned, based on the specific terms of the commitment.  We make a determination of revenue recognition on a case-by-case basis, due to the unique and varying terms of each commitment.

Acquisition and Origination Fees

UMTH LD, our asset manager, is paid 3% of the net amount available for investment in secured loans and other real estate assets; provided, however, that no acquisition and origination fees and expenses will be paid with respect to any asset level indebtedness we incur.  The acquisition and origination fees and expenses that we pay will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to our Advisor or affiliates of our Advisor with respect to our investment.  We will not pay any acquisition and origination fees and expenses with respect to any participation agreement we enter into with our affiliates or any affiliates of our Advisor for which our Advisor or affiliates of our Advisor previously has received acquisition and origination fees and expenses from such affiliate with respect to the same secured loan or other real estate asset.  Such costs are amortized into expense on a straight line basis.

Income Taxes

We made an election under Section 856(c) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), to be taxed as a REIT, beginning with the taxable year ended December 31, 2010.  As a REIT, we generally are not subject to federal income tax on income that we distribute to our shareholders.  If we later fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and may not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied unless we are entitled to relief under certain statutory provisions.  Such an event could materially and adversely affect our net income.  However, we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes.

Fair Value of Financial Instruments

In accordance with the reporting requirements of FASB ASC 825-10, Financial Instruments-Fair Value, we calculate the fair value of our assets and liabilities which qualify as financial instruments under this statement and include this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments.  The estimated fair value of restricted cash, accrued interest receivable, accounts payable, accrued liabilities, and line-of-credit approximates the carrying amounts due to the relatively short maturity of these instruments.  The estimated fair value of mortgage notes receivable, participation interest, senior credit facility, lines of credit and notes payable approximates the carrying amount since they bear interest at the market rate.

Impact of Recently Issued Accounting Standards

In July 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  ASU 2010-20 requires enhanced disclosures regarding the nature of credit risk inherent in an entity’s portfolio of financing receivables, how that risk is analyzed, and the changes and reasons for those changes in the allowance for credit losses.  It requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses.  ASU 2010-20 will only impact disclosures.  Disclosures related to information as of the end of a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.  The adoption of this guidance did not have a material impact on our consolidated financial statements.

Guarantees

From time to time we enter into guarantees of debtor’s borrowings and provide credit enhancements for the benefit of senior lenders in connection with our debtors and investments (collectively referred to as “guarantees”), and we account for such guarantees in accordance with FASB ASC 460-10, Guarantees.

Reclassifications

Certain reclassifications have been made to prior period amounts in order to conform with the current year presentation.

C.  Registration Statement

On November 12, 2009, the Trust’s Registration Statement on Form S-11, covering an initial public offering (the “Offering”) of up to 25,000,000 common shares of beneficial interest to be offered in the primary offering at a price of $20 per share, was declared effective under the Securities Act of 1933, as amended.  The Offering also covers up to 10,000,000 common shares of beneficial interest to be issued pursuant to our distribution reinvestment plan (the “DRIP”) for $20 per share.  We reserve the right to reallocate the common shares of beneficial interest registered in the Offering between the primary offering and the DRIP.  The shares are being offered to investors on a reasonable best efforts basis, which means the dealer manager will use its reasonable best efforts to sell the shares offered, but is not required to sell any specific number or dollar amount of shares and does not have a firm commitment or obligation to purchase any of the offered shares.

D.  Shareholders’ Equity

On December 18, 2009, the Trust’s initial public subscribers were accepted as shareholders pursuant to the Offering and the subscription proceeds from such initial public subscribers were released to the Trust from escrow.  As of June 30, 2011, the Trust had issued an aggregate of 4,601,543 common shares of beneficial interest pursuant to the Offering, consisting of 4,503,988 common shares of beneficial interest in exchange for gross proceeds of approximately $90.1 million (approximately $78.4 million, net of costs associated with the Offering) and 97,555 common shares of beneficial interest in accordance with our DRIP in exchange for gross proceeds of approximately $2.0 million.  As of June 30, 2011 and December 31, 2010, the Trust had redeemed an aggregate amount of 17,113 and 2,500 common shares of beneficial interest at a cost of $342,260 and $50,000, respectively.

We must distribute to our shareholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Internal Revenue Code.  This requirement is described in greater detail in the “Federal Income Tax Considerations – Annual Distribution Requirements” section of the prospectus for the Offering.  The amount of the distributions to our shareholders (other than special distributions) is determined quarterly by our board of trustees and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, loan funding commitments and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code.

Our board of trustees authorized a distribution to our shareholders of record beginning as of the close of business on each day of the period commencing on December 18, 2009 and ending on September 30, 2011.  The distributions are calculated based on the number of days each shareholder has been a shareholder of record based on 365 days in the calendar year, and (a) for distributions declared for each record date in the December 2009 through June 2011 periods, are equal to $0.0043836 per common share of beneficial interest, which is equal to an annualized distribution rate of 8.0%, assuming a purchase price of $20.00 per share and (b) for distributions declared for each record date in the July 2011 through September 2011 periods, are equal to $0.0044932 per common share of beneficial interest, which is equal to an annualized distribution rate of 8.2%, assuming a purchase price of $20.00 per share.  These distributions are aggregated and paid in cash monthly in arrears.  Therefore, the distributions declared for each record date in the December 2009 through September 2011 periods were or will be paid in January 2010 through October 2011.  Distributions are paid on or about the 25th day of the respective month or, if the 25th day of the month falls on a weekend or bank holiday, on the next business day following the 25th day of the month.  Distributions for shareholders participating in our DRIP are reinvested into our shares on the payment date of each distribution.

On September 8, 2010, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on September 15, 2010.  This special distribution was paid in cash pro rata over all common shares of beneficial interest outstanding as of September 15, 2010 in an amount equal to $0.05 per common share of beneficial interest.  This special distribution was paid in cash and DRIP shares in October 2010.

In addition, on September 8, 2010, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on December 15, 2010.  This special distribution was paid pro rata over all common shares of beneficial interest outstanding as of December 15, 2010 in an amount equal to $0.15 per common share of beneficial interest.  This special distribution was paid in cash and DRIP shares in February 2011.

On March 10, 2011, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on April 30, 2011. This special distribution was paid pro rata over all common shares of beneficial interest outstanding as of April 30, 2011 in an amount equal to $0.10 per common share of beneficial interest.  This special distribution was paid in cash and DRIP shares in May 2011.

On June 27, 2011, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on August 31, 2011. This special distribution will be paid pro rata over all common shares of beneficial interest outstanding as of August 31, 2011 in an amount equal to $0.05 per common share of beneficial interest.  This special distribution will be paid in cash and DRIP shares in September 2011.

In our initial quarters of operations, and from time to time thereafter, we did not generate enough cash flow to fully fund distributions declared.  Therefore, some or all of our distributions are paid from sources other than operating cash flow, such as borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow.

We utilize cash to fund operating expenses, make investments, service debt obligations and pay distributions.  We receive cash from operations (which includes interest payments) as well as cash from investing activities (which includes repayment of principal on loans we have made) and financing activities (which includes borrowing proceeds and additional capital from the sale of our shares).  We have secured a senior credit facility, notes payable, and lines of credit to manage the timing of our cash receipts and funding requirements.  Over the long term, as additional subscriptions for common shares are received and proceeds from such subscriptions are invested in revenue-generating real estate investments, we expect that substantially all of our distributions will be funded from operating cash flow.  Further, we believe operating income will improve in future periods as start-up costs and general and administrative expenses are borne over a larger investment portfolio.

As of June 30, 2011, we have made the following distributions to our shareholders in 2011:

Period Ended	Date Paid	Distribution Amount
December 31, 2010	January 14, 2011	$339,018
December 31, 2010	February 1, 2011	374,278
January 31, 2011	February 23, 2011	378,999
February 28, 2011	March 23, 2011	376,178
March 31, 2011	April 21, 2011	455,713
April 30, 2011	May 17, 2011	867,188
May 31, 2011	June 24, 2011	548,189
		$3,339,563

For the six months ended June 30, 2011, we paid distributions of $3,339,563 ($2,094,962 in cash and $1,244,601 in our common shares of beneficial interest pursuant to our DRIP), as compared to cash flows provided by operations of $468,209.  From May 28, 2008 (Date of Inception) through June 30, 2011, we paid cumulative distributions of $5,225,606, as compared to cumulative funds from operations (“FFO”) of $5,484,922 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Funds from Operations and Modified Funds from Operations” below for a discussion of FFO).  As of June 30, 2011, we had $359,570 of cash distributions declared that were paid subsequent to period end.

The following table presents distributions, along with the amount of distributions reinvested pursuant to our DRIP, and the sources of our distributions paid for the periods indicated:

	Q3 2010		Q4 2010		Q1 2011		Q2 2011
Distributions paid in cash	$363,347		$557,455		$927,444		$1,167,518
Distributions reinvested	226,325		324,561		541,029		703,572
Total distributions	$589,672		$882,016		$1,468,473		$1,871,090
Source of distributions:
Operating cash flows	$32,444	(5)%	$-		$93,204	(6)%	$375,005	(20)%
Borrowings under credit facilities	557,228	(95)%	882,016	(100)%	1,375,269	(94)%	1,496,085	(80)%
Total sources	$589,672	(100)%	$882,016	(100)%	$1,468,473	(100)%	$1,871,090	(100)%

Distributions in excess of our operating cash flows were funded via financing activities, specifically borrowings under our credit facilities, consistent with our intent to use our credit facilities to meet our investment and distribution cash requirements throughout our initial period of operations.

E.  Deferred Offering Costs

Various parties will receive compensation as a result of the Offering, including the Advisor, affiliates of the Advisor, the dealer manager and soliciting dealers. The Advisor funds organization and offering costs on the Trust’s behalf and will be paid by the Trust for such costs in an amount equal to 3% of the gross offering proceeds raised by the Trust in the Offering less any offering costs paid by the Trust directly (except that no organization and offering expenses will be reimbursed with respect to sales under the DRIP). Payments to the dealer manager include selling commissions (6.5% of gross offering proceeds, except that no commissions will be paid with respect to sales under the DRIP) and dealer manager fees (up to 3.5% of gross offering proceeds, except that no dealer manager fees will be paid with respect to sales under the DRIP).

F.  Operational Compensation

The Advisor or its affiliates will receive acquisition and origination fees and expenses of 3% of the net amount available for investment in secured loans and other real estate investment assets (after payment of selling commissions, dealer manager fees and organization and offering expenses); provided, however, that no acquisition and origination fees and expenses will be paid with respect to any asset level indebtedness the Trust incurs. The acquisition and origination fees and expenses that the Trust pays will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to the Advisor or affiliates of the Advisor with respect to the investment.  The Trust will not pay any acquisition and origination fees and expenses with respect to any participation agreement the Trust enters into with its affiliates or any affiliates of the Advisor for which the Advisor or affiliates of the Advisor previously has received acquisition and origination fees and expenses from such affiliate with respect to the same secured loan or other real estate asset.

The Advisor will receive advisory fees of 2% per annum of the average of invested assets, including secured loan assets; provided, however, that no advisory fees will be paid with respect to any asset level indebtedness the Trust incurs.  The fee will be payable monthly in an amount equal to one-twelfth of 2% of the Trust’s average invested assets, including secured loan assets, as of the last day of the immediately preceding month; provided, however that no advisory fees will be paid with respect to any asset level indebtedness the Trust incurs.

The Advisor will receive 1% of the amount made available to the Trust pursuant to the origination of any line of credit or other debt financing, provided that the Advisor has provided a substantial amount of services as determined by the Trust’s independent trustees. On each anniversary date of the origination of any such line of credit or other debt financing, an additional fee of 0.25% of the primary loan amount will be paid if such line of credit or other debt financing continues to be outstanding on such date, or a prorated portion of such additional fee will be paid for the portion of such year that the financing was outstanding.

The Trust will reimburse the expenses incurred by the Advisor in connection with its provision of services to the Trust, including the Trust’s allocable share of the Advisor’s overhead, such as rent, personnel costs, utilities and IT costs. The Trust will not reimburse the Advisor for personnel costs in connection with services for which the Advisor or its affiliates receive other fees.

The Advisor will receive 15% of the amount by which the Trust’s net income for the immediately preceding year exceeds a 10% per annum return on aggregate capital contributions, as adjusted to reflect prior cash distributions to shareholders which constitute a return of capital. This fee will be paid annually and upon termination of the advisory agreement.

G.  Disposition/Liquidation Compensation

Upon successful sales by the Trust of securitized loan pool interests, the Advisor will be paid a securitized loan pool placement fee equal to 2% of the net proceeds realized by the Trust, provided the Advisor or an affiliate of the Advisor has provided a substantial amount of services as determined by the Trust’s independent trustees.

For substantial assistance in connection with the sale of properties, the Trust will pay the Advisor or its affiliates disposition fees of the lesser of one-half of the reasonable and customary real estate or brokerage commission or 2% of the contract sales price of each property sold; provided, however, in no event may the disposition fees paid to the Advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price. The Trust’s independent trustees will determine whether the Advisor or its affiliate has provided substantial assistance to the Trust in connection with the sale of a property. Substantial assistance in connection with the sale of a property includes the Advisor’s preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the Advisor in connection with a sale.

Upon listing the Trust’s common shares of beneficial interest on a national securities exchange, the Advisor will be entitled to a fee equal to 15% of the amount, if any, by which (1) the market value of the Trust’s outstanding shares plus distributions paid by the Trust prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate a 10% annual cumulative, non-compounded return to investors.

H.  Senior Credit Facility

On May 19, 2010, UDF IV HF entered into a $6 million revolving line of credit with Community Trust Bank (“CTB”).  The line of credit bears interest at prime plus 1%, subject to a floor of 5.5% (5.5% at June 30, 2011), and requires monthly interest payments.  Advances under the line may be made from time to time through May 2013.  Proceeds from the line of credit will be used to fund our obligations under our interim home construction loan agreements.  Advances are subject to a borrowing base and are secured by the pledge of a first lien security interest in the residential real estate being financed.  Principal and all unpaid interest will be due at maturity, which is February 2014, and is guaranteed by us and United Development Funding III, L.P. (“UDF III”), an affiliated Delaware limited partnership.  The outstanding balance on the line of credit was approximately $2.6 million and $1.9 million as of June 30, 2011 and December 31, 2010, respectively.  In connection with this line of credit, UDF IV HF agreed to pay a placement fee of $60,000 to UMTH GS and an origination fee of $60,000 to CTB, which were charged to UDF IV HF.  During May 2011, we paid an additional placement fee of $15,000 in connection with the renewal of this line of credit.  In consideration of UDF III guaranteeing the line of credit, UDF IV HF agreed to pay UDF III an annual credit enhancement fee equal to 1% of the line of credit amount.  During 2011, we recognized $30,000 of amortization expense related to these fees.

I.  Notes Payable

On February 5, 2010, we obtained a revolving credit facility in the maximum principal amount of $8 million (the “Credit Facility”) from an unaffiliated company (the “Lender”).  The interest rate on the Credit Facility is equal to 8.5% per annum.  Accrued interest on the outstanding principal amount of the Credit Facility is payable monthly.  The Credit Facility’s original maturity date was February 5, 2011.  On February 8, 2011, we executed an extension agreement that extended the maturity date of the Credit Facility to February 5, 2012.  The Credit Facility is secured by a first priority collateral assignment and lien on certain of our assets.

The Lender may, in its discretion, decide to advance additional principal to us under the Credit Facility.  The Lender may require us to provide additional collateral as a condition of funding additional advances of principal under the Credit Facility.  From time to time, we may request the Lender to release collateral, and the Lender may require a release price to be paid as a condition of granting its release of collateral.

If a default occurs under the Credit Facility, the Lender may declare the Credit Facility to be due and payable immediately, after giving effect to any notice and cure periods provided for in the loan documents.  A default may occur under the Credit Facility in various circumstances including, without limitation, if (i) we fail to pay amounts due to the Lender when due, (ii) we fail to comply with our representations, warranties, covenants and agreements with the Lender, (iii) a bankruptcy action is filed with respect to us, (iv) we are liquidated or wind up our affairs, (v) the sale or liquidation of all or substantially all of our assets occurs without the Lender’s prior written consent, or (vi) any loan document becomes invalid, nonbinding or unenforceable for any reason other than its release by the Lender.  In such event, the Lender may exercise any rights or remedies it may have, including, without limitation, increasing the interest rate to 10.5% per annum, or a foreclosure of the collateral.  A foreclosure of collateral may materially impair our ability to conduct our business.

Effective August 10, 2010, the Credit Facility was amended to increase the maximum principal amount to $20 million, pursuant to a First Amendment to Secured Line of Credit Promissory Note between us and the Lender.  As of June 30, 2011 and December 31, 2010, $9.8 million and $14.3 million, respectively, in principal was outstanding under the Credit Facility.  In connection with this Credit Facility, we agreed to pay placement fees totaling $144,500 to UMTH GS, which were fully funded during 2010.  In February 2011, we paid a debt placement fee of $32,000 in connection with the extension agreement discussed above.

On December 14, 2010, UDF IV FII obtained a revolving credit facility in the maximum principal amount of $5 million (the “Note”) from F&M Bank (“F&M”) pursuant to a Loan Agreement (the “Note Loan Agreement”).

The interest rate on the Note is equal to the greater of prime plus 1.5% or 5.0% per annum (5.0% at June 30, 2011).  Accrued interest on the outstanding principal amount of the Note is payable monthly.  The Note matures and becomes due and payable in full on December 14, 2012.  In consideration of F&M originating the Note, UDF IV FII paid F&M a $50,000 commitment fee.  As of June 30, 2011 and December 31, 2010, approximately $5.0 million and $3.8 million, respectively, in principal was outstanding under the Note.  The Note is secured by a first priority collateral assignment and lien on certain mortgage notes and construction loans originated by UDF IV FII.  The Note is guaranteed by us and by UDF III.  In consideration of UDF III guaranteeing the Note, UDF IV FII agreed to pay UDF III a monthly credit enhancement fee equal to 1/12th of 1% of the outstanding principal balance of the Note at the end of each month.  Through June 30, 2011, we recognized approximately $26,000 of expense related to this fee.

UDF IV FII’s eligibility to borrow up to $5 million under the Note is determined pursuant to a defined borrowing base.  The Note requires UDF IV FII and the guarantors to make various representations to the bank and to comply with various covenants and agreements, including but not limited to, minimum net worth requirements and defined leverage ratios.

If a default occurs under the Note, F&M may declare the Note to be due and payable immediately.  A default may occur under the Note in various circumstances including, without limitation, the failure to pay principal or interest under the Note or to pay other debt when due, the failure to comply with covenants and agreements, the breach of representations or warranties, the bankruptcy of UDF IV FII or the guarantors, a material adverse change in the financial condition of UDF IV FII or the guarantors, or the sale of UDF IV FII’s assets outside of the ordinary course of business.  In such event, F&M may exercise any rights or remedies it may have, including, without limitation, prohibiting distributions from UDF IV FII to us, or foreclosure of UDF IV FII’s assets.  Any such event may materially impair UDF IV FII’s ability to conduct its business, which could cause F&M to invoke our guarantee of repayment of the Note and could thus materially impair our ability to conduct our business.

In connection with the Note, UDF IV FII agreed to pay a placement fee of $50,000 to UMTH GS, which was charged to UDF IV FII.

J.  Lines of Credit

Effective August 19, 2010, UDF IV AC obtained a three-year revolving credit facility in the maximum principal amount of $8 million (the “Revolver”) from CTB pursuant to a Revolving Loan Agreement (the “Revolver Loan Agreement”).

The interest rate on the Revolver is equal to the greater of prime plus 1% or 5.5% per annum (5.5% at June 30, 2011).  Accrued interest on the outstanding principal amount of the Revolver is payable monthly.  The Revolver matures and becomes due and payable in full on August 19, 2013.  In consideration of UMTH GS placing the debt and CTB originating the Revolver, UDF IV AC paid UMTH GS an $80,000 placement fee and CTB an $80,000 origination fee, respectively.  As of June 30, 2011 and December 31, 2010, $3.9 million in principal was outstanding under the Revolver.  The Revolver is secured by a first priority collateral assignment and lien on the loans purchased by UDF IV AC using funding from the bank, and by a first lien security interest in all of UDF IV AC’s assets.  The Revolver is guaranteed by us and by UDF III.  In consideration of UDF III guaranteeing the Revolver, UDF IV AC agreed to pay UDF III a monthly credit enhancement fee equal to 1/12th of 1% of the outstanding principal balance of the Revolver at the end of each month.  Through June 30, 2011, we recognized approximately $19,000 of expense related to this fee.

UDF IV AC’s eligibility to borrow up to $8 million under the Revolver is determined pursuant to a defined borrowing base.  The Revolver requires UDF IV AC and the guarantors to make various representations to the bank and to comply with various covenants and agreements, including but not limited to, minimum net worth requirements and defined leverage ratios.

If a default occurs under the Revolver, CTB may declare the Revolver to be due and payable immediately.  A default may occur under the Revolver in various circumstances including, without limitation, the failure to pay principal or interest under the Revolver or to pay other debt when due, the failure to comply with covenants and agreements, the breach of representations or warranties, the bankruptcy of UDF IV AC or the guarantors, a material adverse change in the financial condition of UDF IV AC or the guarantors, or the sale of UDF IV AC’s assets outside of the ordinary course of business.  In such event, CTB may exercise any rights or remedies it may have, including, without limitation, prohibiting distributions from UDF IV AC to us, or foreclosure of UDF IV AC’s assets.  Any such event may materially impair UDF IV AC’s ability to conduct its business, which could cause CTB to invoke our guarantee of repayment of the Revolver and could thus materially impair our ability to conduct our business.

Effective September 29, 2010, UDF IV FI entered into a $3.4 million revolving line of credit (“UDF IV FI LOC”) with United Texas Bank (“UTB”).  The UDF IV FI LOC bears interest at prime plus 1%, subject to a floor of 5.5% (5.5% at June 30, 2011), and requires monthly interest payments.  Advances under the line may be made from time to time through September 2011.  Proceeds from the UDF IV FI LOC will be used to fund our obligations under our finished lot loan agreements.  Advances are subject to a borrowing base and are secured by the pledge of a first lien security interest in the residential real estate being financed.  Principal and all unpaid interest will be due at maturity, which is September 2011, and is guaranteed by us.  As of June 30, 2011 and December 31, 2010, $3.4 million and $177,000, respectively, in principal was outstanding under this UDF IV FI LOC.

If a default occurs under the UDF IV FI LOC, UTB may declare the UDF IV FI LOC to be due and payable immediately.  A default may occur under the UDF IV FI LOC in various circumstances including, without limitation, the failure to pay principal or interest under the UDF IV FI LOC or to pay other debt when due, the failure to comply with covenants and agreements, the breach of representations or warranties, the bankruptcy of UDF IV FI or the guarantors, a material adverse change in the financial condition of UDF IV FI or the guarantors, or the sale of UDF IV FI’s assets outside of the ordinary course of business.  In such event, the bank may exercise any rights or remedies it may have, including, without limitation, prohibiting distributions from UDF IV FI to us, or foreclosure of UDF IV FI’s assets.  Any such event may materially impair UDF IV FI’s ability to conduct its business, which could cause the bank to invoke our guarantee of repayment of the UDF IV FI LOC and could thus materially impair our ability to conduct our business.

In consideration of UMTH GS placing the debt and UTB originating the line of credit, UDF IV FI LOC agreed to pay a placement fee of $34,000 to UMTH GS and an origination fee to UTB of $34,000.

K.  Commitments and Contingencies

Litigation

In the ordinary course of business, the Trust may become subject to litigation or claims.  There are no material pending or threatened legal proceedings known to be contemplated against the Trust.

Off-Balance Sheet Arrangements

In connection with the funding of some of the Trust’s organization costs, on June 26, 2009, UMTH LD entered into a $6.3 million line of credit from CTB.  As a condition to such line of credit, the Trust has provided a limited guaranty to CTB for UMTH LD’s obligations to the bank under the line of credit in an amount equal to the amount of the Trust’s organization costs funded by UMTH LD.  The receivable owing to UMTH LD associated with such organization costs has been assigned to the bank as security for the loan.  However, the amount of the Trust’s guaranty is reduced to the extent that the Trust reimburses UMTH LD for any of the Trust’s organization costs it has funded, provided that no event of default has occurred and UDF IV has informed the bank in writing of the reimbursed costs, and the guaranty is subject to the overall limit on the Trust’s reimbursement of organization and offering expenses, which is set at 3% of the gross offering proceeds.  Notwithstanding the above, the Trust’s liability under this guaranty agreement is limited to approximately $3.1 million, plus any accrued and unpaid interest on this amount.  As of June 30, 2011, our outstanding repayment guaranty remained approximately $3.1 million.  As of June 30, 2011 and December 31, 2010, the outstanding balance on the line of credit was $5.2 million and $5.8 million, respectively.

From time to time we enter into guarantees of debtor’s borrowings and provide credit enhancements for the benefit of senior lenders in connection with our debtors and investments.  Such credit enhancements may take the form of guarantees, pledges of assets, letters of credit, and inter-creditor agreements.   As of June 30, 2011, we had one outstanding repayment guaranty with total credit risk to us of approximately $260,000, all of which had been borrowed against by the debtor.  We had no outstanding credit enhancements to third parties as of December 31, 2010.

L.  Economic Dependency

Under various agreements, the Trust has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Trust, including asset management services, asset acquisition and disposition decisions, the sale of the Trust’s common shares of beneficial interest available for issue, as well as other administrative responsibilities for the Trust.  As a result of these relationships, the Trust is dependent upon the Advisor and its affiliates.  In the event that these entities were unable to provide the Trust with the respective services, the Trust would be required to find alternative providers of these services.

M.  Related Party Transactions

Our Advisor and certain of its affiliates receive fees in connection with the Offering and in connection with the acquisition and management of the assets and reimbursement of costs of the Trust.

Our Advisor receives 3% of the gross offering proceeds (excluding proceeds from the DRIP) for reimbursement of organization and offering expenses.  The Trust has an accrued liability – related parties to our Advisor of approximately $7.6 million and $7.0 million as of June 30, 2011 and December 31, 2010, respectively, for organization and offering costs paid by our Advisor or affiliates related to the Offering.  The Trust had reimbursed our Advisor approximately $2.7 million and $1.6 million as of June 30, 2011 and December 31, 2010, respectively, related to organization and offering costs.

Our Advisor receives advisory fees of 2% per annum of the average invested assets, including secured loan assets; provided, however, that no advisory fees will be paid with respect to any asset level indebtedness we incur.  The fee will be paid monthly in arrears based on our average invested assets.  For the three and six months ended June 30, 2011, we incurred approximately $426,000 and $774,000, respectively, of advisory fees.  For the three and six months ended June 30, 2010, we incurred approximately $118,000 and $163,000, respectively, of advisory fees.

UMTH LD, our asset manager, is paid 3% of the net amount available for investment in secured loans and other real estate assets; provided, however, that no such fees will be paid with respect to any asset level indebtedness we incur.  The fees are further reduced by the amount of any acquisition and origination expenses paid by borrowers or investment entities to our Advisor or affiliates of our Advisor with respect to our investment.  Such costs are amortized into expense on a straight line basis.  For the three and six months ended June 30, 2011, we had paid approximately $550,000 and $970,000, respectively, for such fees.  For the three and six months ended June 30, 2010, we had paid approximately $318,000 and $644,000, respectively, for such fees.

Loan Participation Interest – Related Parties

On December 18, 2009, the Trust entered into two participation agreements (collectively, the “Buffington Participation Agreements”) with UMT Home Finance, LP, (“UMTHF”) an affiliated Delaware limited partnership, pursuant to which the Trust purchased a participation interest in UMTHF’s construction loans (the “Construction Loans”) to Buffington Texas Classic Homes, LLC, an affiliated Texas limited liability company, and Buffington Signature Homes, LLC, an affiliated Texas limited liability company (collectively, “Buff Homes”).

The Construction Loans provide Buff Homes, which is a homebuilding group, with residential interim construction financing for the construction of new homes in the greater Austin, Texas area.  The Construction Loans are evidenced by promissory notes, are secured by first lien deeds of trust on the homes financed under the Construction Loans, and are guaranteed by the parent company and the principals of Buff Homes.

Pursuant to the Buffington Participation Agreements, the Trust will participate in the Construction Loans by funding the lending obligations of UMTHF under the Construction Loans up to a maximum amount of $3.5 million.  The Buffington Participation Agreements give the Trust the right to receive payment from UMTHF of principal and accrued interest relating to amounts funded by the Trust under the Buffington Participation Agreements.  The interest rate under the Construction Loans is the lower of 13% or the highest rate allowed by law.  The Trust’s participation interest is repaid as Buff Homes repays the Construction Loans.  For each loan originated to it, Buff Homes is required to pay interest monthly and to repay the principal advanced to it upon the sale of the home or in any event no later than 12 months following the origination of the loan.  The Buffington Participation Agreements mature on December 18, 2011.

As of June 30, 2011 and December 31, 2010, these Buffington Participation Agreements totaled approximately $5.3 million and $1.4 million, respectively, and are included in loan participation interest – related parties.  For the three and six months ended June 30, 2011, we recognized approximately $129,000 and $177,000, respectively, of interest income related to this participation interest.  For the three and six months ended June 30, 2010, we recognized approximately $179,000 and $256,000, respectively, of interest income related to this participation interest.

On April 9, 2010, we entered into an Agent – Participant Agreement with UMTHF (the “UMTHF Agent Agreement”).  In accordance with the UMTHF Agent Agreement, UMTHF will continue to manage and control the Construction Loans and each participant party has appointed UMTHF as its agent to act on its behalf with respect to all aspects of the Construction Loans, provided that, pursuant to the UMTHF Agent Agreement, we retain approval rights in connection with any material decisions pertaining to the administration and services of the loans and, with respect to any material modification to the loans and in the event that the loans become non-performing, we shall have effective control over the remedies relating to the enforcement of the loans, including ultimate control of the foreclosure process.

The Trust’s Advisor also serves as the advisor for United Mortgage Trust (“UMT”), a Maryland real estate investment trust, which owns 100% of the interests in UMTHF.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the Buffington Participation Agreements as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Effective January 8, 2010, we entered into a Loan Participation Agreement (the “UDF III Participation Agreement”) with UDF III pursuant to which we purchased a participation interest in a finished lot loan (the “BL Loan”) from UDF III, as the lender, to Buffington Land, Ltd., an unaffiliated Texas limited partnership, and Len-Buf Land Acquisitions of Texas, L.P., an unaffiliated Texas limited partnership, as co-borrowers (collectively, “Buffington”).  The BL Loan was initially evidenced and secured by a first lien deed of trust recorded against approximately 67 finished residential lots in the Bridges at Bear Creek residential subdivision in the City of Austin, Travis County, Texas, a promissory note, assignments of certain lot sale contracts and earnest money, and other loan documents.

The UDF III Participation Agreement gave the Trust the right to receive payment from UDF III of principal and accrued interest relating to amounts funded by the Trust under the UDF III Participation Agreement.  The purchase price for the BL Loan was approximately $4.7 million.  We had no obligations to advance funds to Buffington under the BL Loan or to increase our interest in the BL Loan.  The interest rate under the BL Loan was the lower of 14% or the highest rate allowed by law.  Our interest was repaid as Buffington repaid the BL Loan.  Buffington was required to pay interest monthly and to repay a portion of principal upon the sale of residential lots covered by the deed of trust.  The original maturity date of the BL Loan was June 30, 2011.  UMT also owned a participation interest in the BL Loan.  The BL Loan was fully repaid during October 2010.  For the three and six months ended June 30, 2010, we recognized approximately $135,000 and $223,000, respectively, of interest income related to the UDF III Participation Agreement.

On April 9, 2010, we entered into an Agent – Participant Agreement with UDF III (the “Agent Agreement”).  In accordance with the Agent Agreement, UDF III continued to manage and control the BL Loan and each participant party has appointed UDF III as its agent to act on its behalf with respect to all aspects of the BL Loan, provided that, pursuant to the Agent Agreement, we retained approval rights in connection with any material decisions pertaining to the administration and services of the loan and, with respect to any material modification to the loan and in the event that the loan became non-performing, we had effective control over the remedies relating to the enforcement of the loan, including ultimate control of the foreclosure process.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the UDF III Participation Agreement as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

On March 24, 2010, we entered into two Participation Agreements (collectively, the “Buffington Lot Participation Agreements”) with UDF III pursuant to which we purchased a 100% participation interest in UDF III’s lot inventory line of credit loan facilities (the “Lot Inventory Loans”) to Buff Homes.  The purchase price for the participation interest is equal to the sum of approximately $734,000, which is the outstanding balance of the Lot Inventory Loans on the purchase date, plus our assumption of all funding obligations of UDF III under the Lot Inventory Loans.  As of June 30, 2011 and December 31, 2010, the Buffington Lot Participation Agreements totaled approximately $246,000 and $216,000, respectively, and are included in loan participation interest – related parties.  For the three and six months ended June 30, 2011, we recognized approximately $7,600 and $15,000, respectively, of interest income related to this note.  For the three and six months ended June 30, 2010, we recognized approximately $2,000 and $4,000, respectively, of interest income related to this note.

The Lot Inventory Loans provide Buff Homes with financing for the acquisition of residential lots which are held as inventory to facilitate Buff Homes’ new home construction business in the greater Austin, Texas area.  The Lot Inventory Loans are evidenced by promissory notes, are secured by first lien deeds of trust on the lots financed under the Lot Inventory Loans, and are guaranteed by Buff Homes’ parent company and an affiliate company of Buff Homes.  When a lot is slated for residential construction, Buff Homes obtains an interim construction loan and the principal advanced for the acquisition of the lot is repaid under the Lot Inventory Loans.

Pursuant to the Buffington Lot Participation Agreements, we will participate in the Lot Inventory Loans by funding UDF III’s lending obligations under the Lot Inventory Loans up to an aggregate maximum amount of $4.5 million.  The Buffington Lot Participation Agreements give us the right to receive repayment of all principal and accrued interest relating to amounts funded by us under the Buffington Lot Participation Agreements.  The interest rate for the Lot Inventory Loans is the lower of 14% or the highest rate allowed by law.  Our participation interest is repaid as Buff Homes repays the Lot Inventory Loans.  For each loan originated to it, Buff Homes is required to pay interest monthly and to repay the principal advanced to it no later than 12 months following the origination of the loan.  The Lot Inventory Loans mature in August 2011.

UDF III is required to purchase back from us the participation interest in the Lot Inventory Loans (i) upon a foreclosure of UDF III’s assets by its lenders, (ii) upon the maturity of the Lot Inventory Loans, or (iii) at any time upon 30 days prior written notice from us.  In such event, the purchase price paid to us will be equal to the outstanding principal amount of the Lot Inventory Loans on the date of termination, together with all accrued interest due thereon, plus any other amounts due to us under the Buffington Lot Participation Agreements.

On April 9, 2010, we entered into the Agent Agreement.  In accordance with the Agent Agreement, UDF III will continue to manage and control the Lot Inventory Loans and each participant party has appointed UDF III as its agent to act on its behalf with respect to all aspects of the Lot Inventory Loans, provided that, pursuant to the Agent Agreement, we retain approval rights in connection with any material decisions pertaining to the administration and services of the loans and, with respect to any material modification to the loans and in the event that the loans become non-performing, we shall have effective control over the remedies relating to the enforcement of the loans, including ultimate control of the foreclosure process.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the Buffington Lot Participation Agreements as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Effective June 30, 2010, we entered into two Loan Participation Agreements (the “Participation Agreements”) with UDF III.

Under the first Participation Agreement, we purchased a participation interest in a finished lot loan (the “Travis Ranch II Finished Lot Loan”) made by UDF III to CTMGT Travis Ranch II, LLC.  The purchase price for the participation interest is approximately $2.2 million, which was the outstanding principal balance of the Travis Ranch II Finished Lot Loan on the closing date.  The Travis Ranch II Finished Lot Loan was initially secured by a subordinate, second lien deed of trust recorded against approximately 288 finished residential lots in the Travis Ranch residential subdivision located in Kaufman County, Texas.  The Travis Ranch II Finished Lot Loan is guaranteed by the limited liability company owners of the borrower and by the principal of the borrower.

We are entitled to receive repayment of 100% of the approximately $2.2 million outstanding principal amount of the Travis Ranch II Finished Lot Loan, plus its proportionate share of accrued interest thereon, over time as the borrower repays the loan.  We have no obligation to increase our participation interest in the Travis Ranch II Finished Lot Loan.  The interest rate under the Travis Ranch II Finished Lot Loan is the lower of 15% or the highest rate allowed by law.  The borrower has obtained a senior loan secured by a first lien deed of trust on the 288 finished lots, the original outstanding principal balance of which was approximately $4.9 million.  For so long as the senior loan is outstanding, proceeds from the sale of the residential lots securing the Travis Ranch II Finished Lot Loan will be paid to the senior lender and will be applied to reduce the outstanding balance of the senior loan.  After the senior lien is paid in full, the proceeds from the sale of the residential lots securing the Travis Ranch II Finished Lot Loan are required to be used to repay the Travis Ranch II Finished Lot Loan.  The Travis Ranch II Finished Lot Loan is due and payable in full on August 28, 2012.  The maximum combined loan-to-value ratio of the first lien senior loan and the second lien Travis Ranch II Finished Lot Loan is 85%.  As of June 30, 2011 and December 31, 2010, the Travis Ranch II Finished Lot Loan totaled approximately $2.1 million and $2.0 million, respectively, and is included in loan participation interest – related parties.  For the three and six months ended June 30, 2011, we recognized approximately $79,000 and $154,000, respectively, of interest income related to this note.  For the three and six months ended June 30, 2010, we recognized approximately $5,000 of interest income related to this note.

Texas law provides that subordinate real property liens are extinguished when a senior loan is foreclosed.  To protect itself in a foreclosure situation, UDF III has entered into a subordination and standstill agreement with the senior lender which gives UDF III the ability to protect its subordinate lien position by curing borrower defaults or by purchasing the senior loan.  The subordination agreement also provides assurances to the senior lender that the senior loan will be paid in full in its entirety before payments are made on the Travis Ranch II Finished Lot Loan.

Under the second Participation Agreement, we purchased a participation interest in a “paper” lot loan (the “Paper Lot Loan”) from UDF III to CTMGT Travis Ranch, LLC.  A “paper” lot is a residential lot shown on a plat that has been accepted by the city or county, but which is currently undeveloped or under development.  The purchase price for the participation interest in the Paper Lot Loan was approximately $3.6 million, which was the outstanding principal balance of the Paper Lot Loan on the closing date.  The borrower owns approximately 1,800 paper lots in the Travis Ranch residential subdivision of Kaufman County, Texas.  The Paper Lot Loan was initially secured by a pledge of the equity interests in the borrower instead of a real property lien, effectively subordinating the Paper Lot Loan to all real property liens.  The Paper Lot Loan is guaranteed by the limited liability company owners of the borrower and by the principal of the borrower.

We are entitled to receive repayment of 100% of the approximately $3.6 million outstanding principal amount of the Paper Lot Loan, plus its proportionate share of accrued interest thereon, over time as the borrower repays the Paper Lot Loan.  We have no obligation to increase our participation interest in the Paper Lot Loan.  The interest rate under the Paper Lot Loan is the lower of 15% or the highest rate allowed by law.

The borrower has obtained a senior loan secured by a first lien deed of trust on the 1,800 paper lots, the original outstanding principal balance of which was approximately $11.7 million.  For so long as the senior loan is outstanding, proceeds from the sale of the residential lots securing the Paper Lot Loan will be paid to the senior lender and will be applied to reduce the outstanding balance of the senior loan.  After the senior lien is paid in full, the proceeds from the sale of the residential lots securing the Paper Lot Loan are required to be used to repay the Paper Lot Loan.  The Paper Lot Loan is due and payable in full on September 24, 2012.  The maximum combined loan-to-value ratio of the first lien senior loan and Paper Lot Loan is 85%.  As of June 30, 2011 and December 31, 2010, the Paper Lot Loan totaled approximately $6.6 million and $2.1 million, respectively, and is included in loan participation interest – related parties.  For the three and six months ended June 30, 2011, we recognized approximately $239,000 and $338,000, respectively, of interest income related to this note.  For the three and six months ended June 30, 2010, we recognized approximately $1,000 of interest income related to this note.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the Participation Agreements as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

On June 10, 2011, the Trust entered into a participation agreement (the “Carrollton Participation Agreement”) with UMT Home Finance III, LP (“UMTHFIII”), an affiliated Delaware limited partnership, pursuant to which the Trust purchased a participation interest in UMTHFIII’s finished lot loan (the “Carrollton Lot Loan”) to Carrollton TH, LP (“Carrollton TH”), an unaffiliated Texas limited partnership.

The Carrollton Lot Loan provides Carrollton TH with a finished lot loan totaling $3.4 million for townhome lots located in Carrollton, Texas.  The Carrollton Lot Loan is evidenced by a promissory note, is secured by first lien deeds of trust on the finished lots financed under the Carrollton Lot Loan, and is guaranteed by the borrower’s general partner and its principal.

The Carrollton Participation Agreement gives the Trust the right to receive payment from UMTHFIII of principal and accrued interest relating to amounts funded by the Trust under the Carrollton Participation Agreement.  The initial participation interest paid by the Trust was approximately $3.2 million.  We have no obligations to advance funds to UMTHFIII under the Carrollton Participation Agreement or to increase our interest in the Carrollton Lot Loan.  The interest rate under the Carrollton Lot Loan was the lower of 13% or the highest rate allowed by law.  Our interest will be repaid as Carrollton TH repays the Carrollton Lot Loan.  Carrollton TH is required to pay interest monthly and to repay a portion of principal upon the sale of lots covered by the deed of trust.  The original maturity date of the Carrollton Lot Loan is June 10, 2014.  The original maturity date of the Carrollton Participation Agreement is March 12, 2012.

As of June 30, 2011, the Carrollton Participation Agreement totaled approximately $1.9 million and is included in loan participation interest – related parties.  For the three and six months ended June 30, 2011, we recognized approximately $19,000 of interest income related to this participation interest.

The Trust’s Advisor also serves as the advisor for UMT, which owns 100% of the interests in UMTHFIII.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the Carrollton Participation Agreement as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Notes Receivable – Related Parties

Effective January 18, 2010, we made a finished lot loan (the “HLL Loan”) of approximately $1.8 million to HLL Land Acquisitions of Texas, L.P., a Texas limited partnership (“HLL”).  HLL is a wholly owned subsidiary of United Development Funding, L.P. (“UDF I”), an affiliated Delaware limited partnership.  UDF I’s asset manager is UMTH LD, our asset manager.  The HLL Loan was initially evidenced and secured by a first lien deed of trust recorded against approximately 71 finished residential lots in The Preserve at Indian Springs, a residential subdivision in the City of San Antonio, Bexar County, Texas, as well as a promissory note, assignments of certain lot sale contracts and earnest money, and other loan documents.  The interest rate under the HLL Loan is the lower of 13% or the highest rate allowed by law.  The HLL Loan matured on July 18, 2011.  The HLL Loan provides HLL with an interest reserve of approximately $289,000 pursuant to which we will fund HLL’s monthly interest payments and add the payments to the outstanding principal balance of the HLL Loan.  As of June 30, 2011 and December 31, 2010, the HLL Loan totaled approximately $858,000 and $1.0 million, respectively, and is included in notes receivable – related parties.  For the three and six months ended June 30, 2011 and 2010, we recognized approximately $26,000 and $56,000, respectively, of interest income related to this note.  For the three and six months ended June 30, 2010, we recognized approximately $29,000 and $60,000, respectively, of interest income related to this note.

In connection with the HLL Loan, HLL agreed to pay an origination fee of approximately $18,000 to UMTH LD, which was charged to HLL and funded by us at the closing of the HLL Loan.  A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the HLL Loan as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

On April 30, 2010, we entered into Construction Loan Agreements (collectively, the “Buffington Loan Agreements”) with Buff Homes, pursuant to which we agreed to provide interim construction loan facilities (collectively, the “Buffington Loan Facility”) to Buff Homes.

The Buffington Loan Facility provides Buff Homes with up to $7.5 million in residential interim construction financing for the construction of new homes in the greater Austin, Texas area and other Texas counties approved by us.  The Buffington Loan Facility is evidenced and secured by the Buffington Loan Agreements, promissory notes, first lien deeds of trust on the homes financed under the Buffington Loan Facility and various other loan documents, and is guaranteed by the parent company and certain principals of Buff Homes.  As of June 30, 2011 and December 31, 2010, the outstanding balance under the Buffington Loan Facility totaled approximately $4.0 million and $3.1 million, respectively, and is included in notes receivable – related parties.  For the three and six months ended June 30, 2011, we recognized approximately $129,000 and $251,000, respectively, of interest income related to this note.  For the three and six months ended June 30, 2010, we recognized approximately $16,000 of interest income related to this note.

The interest rate under the Buffington Loan Facility is the lower of 13% per annum, or the highest rate allowed by law.  Interest is payable monthly.  Each loan financed under the Buffington Loan Facility matures and becomes due and payable in full upon the earlier of (i) the sale of the home financed under the loan, or (ii) nine months after the loan was originated; provided, that the maturity of the loan may be extended up to 90 days following the original maturity date.  Our obligation to fund loans terminates on October 28, 2011.  At the closing of each loan, Buff Homes will pay a 0.5% origination fee to our asset manager.  Our asset manager owns an investment in Buffington Homebuilding Group, Ltd., which is the parent of Buff Homes.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the Buffington Loan Facility as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Effective December 22, 2010, we made a finished lot loan (the “HLL II HF Loan”) of approximately $1.9 million to HLL II Land Acquisitions of Texas, L.P., a Texas limited partnership (“HLL II”).  HLL II is a wholly owned subsidiary of UDF I.  The HLL II HF Loan was initially evidenced and secured by a first lien deed of trust recorded against approximately 68 finished residential lots and 148 undeveloped lots in Highland Farms, a residential subdivision in the City of San Antonio, Bexar County, Texas, as well as a promissory note, assignments of certain lot sale contracts and earnest money, and other loan documents.  The interest rate under the HLL II HF Loan is the lower of 13% or the highest rate allowed by law.  The HLL II HF Loan matures and becomes due and payable in full on March 22, 2013.  The HLL II HF Loan provides HLL II with an interest reserve of approximately $354,000 pursuant to which we will fund HLL II’s monthly interest payments and add the payments to the outstanding principal balance of the HLL II HF Loan.  As of June 30, 2011 and December 31, 2010, the HLL II HF Loan totaled approximately $1.6 million and $1.4 million, respectively, and is included in notes receivable – related parties.  For the three and six months ended June 30, 2011, we recognized approximately $52,000 and $97,000, respectively, of interest income related to this note.

In connection with the HLL II HF Loan, HLL II agreed to pay an origination fee of approximately $19,000 to us, which was charged to HLL II and funded by us at the closing of the HLL II HF Loan.  For the three and six months ended June 30, 2011, approximately $2,000 and $4,600, respectively, is included in commitment fees – related party.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the HLL II HF Loan as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Effective February 17, 2011, we entered into a Loan Agreement providing for a maximum $9.9 million loan (the “HM Loan”) to be made to HLL.  The HM Loan is secured by (i) a first priority lien deed of trust to be recorded against 91 finished residential lots, 190 partially developed residential lots and residual undeveloped land located in the residential subdivision of Hidden Meadows, Harris County, Texas, (ii) the assignment of lot sale contracts providing for sales of finished residential lots to a builder, and (iii) the assignment of development reimbursables owing from a Municipal Utility District to HLL.  As of June 30, 2011, the HM Loan totaled approximately $5.8 million and is included in notes receivable – related parties.  For the three and six months ended June 30, 2011, we recognized approximately $172,000 and $230,000, respectively, of interest income related to this note.

The interest rate under the HM Loan is the lower of 13% or the highest rate allowed by law.  The HM Loan matures and becomes due and payable in full on January 21, 2015.  The HM Loan provides HLL with an interest reserve, pursuant to which we will fund HLL’s monthly interest payments and add the payments to the outstanding principal balance of the HM Loan.  In connection with the HM Loan, HLL agreed to pay a $99,000 origination fee to us, which was charged to HLL and funded by us at the closing of the HM Loan.  For the three and six months ended June 30, 2011, approximately $6,200 and $10,300, respectively, is included in commitment fees – related party.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the HM Loan as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Effective April 20, 2011, we entered into a $3 million loan agreement (the “Ash Creek Loan”) with UDF Ash Creek, LP (“UDF Ash Creek”), an affiliated Delaware limited partnership.  UDF Ash Creek is a wholly owned subsidiary of UDF I.  The Ash Creek Loan provides UDF Ash Creek with interim construction financing for the construction of 19 new townhomes in an existing townhome community in Dallas, Texas.  The Ash Creek Loan is evidenced and secured by a promissory note, first lien deeds of trust on the townhomes financed under the Ash Creek Loan and various other loan documents.  As of June 30, 2011, the outstanding balance under the Ash Creek Loan totaled approximately $240,000, and is included in notes receivable – related parties.  For the three and six months ended June 30, 2011, we recognized approximately $5,000 of interest income related to this note.

The interest rate under the Ash Creek Loan is the lower of 13% per annum, or the highest rate allowed by law.  UDF Ash Creek is required to pay interest monthly and to repay a portion of the principal upon the sale of the townhomes covered by the deed of trust.  The Ash Creek Loan matures and becomes due and payable in full on October 20, 2012.  In connection with the Ash Creek Loan, UDF Ash Creek agreed to pay a $15,000 origination fee to us, which was charged to UDF Ash Creek and funded by us at the closing of the Ash Creek Loan.  For the three and six months ended June 30, 2011, approximately $2,400 is included in commitment fees – related party.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in this transaction, approved the Ash Creek Loan as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Placement Fees

In connection with the $6 million senior credit facility discussed in Note H, UDF IV HF agreed to pay a placement fee of $60,000 to UMTH GS, which was charged to UDF IV HF.  We paid an additional placement fee of $15,000 associated with the extension of this credit facility in May 2011.

In connection with the $20 million note payable discussed in Note I, we agreed to pay placement fees totaling $144,500 to UMTH GS, which were fully funded during 2010.  We paid a debt placement fee of approximately $32,000 associated with the extension of this note in February 2011.

In connection with the $5 million note payable discussed in Note I, UDF IV FII agreed to pay a placement fee of $50,000 to UMTH GS, which was charged to UDF IV FII.

In connection with the $8 million line of credit discussed in Note J, UDF IV AC agreed to pay a placement fee of $80,000 to UMTH GS, which was charged to UDF IV AC.

In connection with the $3.4 million line of credit discussed in Note J, UDF IV FI LOC agreed to pay a placement fee of $34,000 to UMTH GS, which was charged to UDF IV FI LOC.

A majority of our trustees, including a majority of our independent trustees, who are not otherwise interested in these transactions, approved the placement fees as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

N.  Concentration of Credit Risk

Financial instruments that potentially expose the Trust to concentrations of credit risk are primarily temporary cash equivalent and loan participation interest – related parties.  The Trust maintains deposits in financial institutions that may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”).  The Trust has not experienced any losses related to amounts in excess of FDIC limits.

At June 30, 2011, the Trust’s real estate investments were secured by property located in Texas.

We may invest in multiple secured loans that share a common borrower.  The bankruptcy, insolvency or other inability of any borrower that is the subject of multiple loans to pay interest or repay principal on its loans would have adverse consequences on our income and reduce the amount of funds available for distribution to investors. The more concentrated our portfolio is with one or a few borrowers, the greater credit risk we face. The loss of any one of these borrowers would have a material adverse effect on our financial condition and results of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto:

Forward-Looking Statements

This section of the quarterly report contains forward-looking statements, including discussion and analysis of us, our financial condition, amounts of anticipated cash distributions to common shareholders in the future and other matters.  These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of our business and industry.  Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking statements.  These statements are not guaranties of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false.  We caution you not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this Quarterly Report.  We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.  Factors that could cause actual results to differ materially from any forward-looking statements made in this Form 10-Q include changes in general economic conditions, changes in real estate conditions, development costs that may exceed estimates, development delays, increases in interest rates, residential lot take down or purchase rates or inability to sell residential lots experienced by our borrowers, and the potential need to fund development costs not completed by the initial borrower or other capital expenditures out of operating cash flows.  The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of our 2010 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

Overview

On November 12, 2009, the Trust’s Registration Statement on Form S-11, covering the Offering of up to 25,000,000 common shares of beneficial interest to be offered in the primary offering at a price of $20 per share, was declared effective under the Securities Act of 1933, as amended.  The Offering also covers up to 10,000,000 common shares of beneficial interest to be issued pursuant to our DRIP at a price of $20 per share.  We reserve the right to reallocate the common shares of beneficial interest registered in the Offering between the primary offering and the DRIP.

We use substantially all of the net proceeds from the Offering to originate, purchase, participate in and hold for investment secured loans made directly by us or indirectly through our affiliates to persons and entities for the acquisition and development of parcels of real property as single-family residential lots, and the construction of model and new single-family homes, including development of mixed-use master planned residential communities.  We also make direct investments in land for development into single-family lots, new and model homes and portfolios of finished lots and homes; provide credit enhancements to real estate developers, homebuilders, land bankers and other real estate investors; and purchase participations in, or finance for other real estate investors the purchase of, securitized real estate loan pools and discounted cash flows secured by state, county, municipal or other similar assessments levied on real property. We also may enter into joint ventures with unaffiliated real estate developers, homebuilders, land bankers and other real estate investors, or with other United Development Funding-sponsored programs, to originate or acquire, as the case may be, the same kind of secured loans or real estate investments we may originate or acquire directly.

Until required in connection with the funding of loans or other investments, substantially all of the net proceeds of the Offering and, thereafter, our working capital reserves, may be invested in short-term, highly-liquid investments including, but not limited to, government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

We made an election under Section 856(c) of the Internal Revenue Code to be taxed as a REIT, beginning with the taxable year ended December 31, 2010, which was the first year in which we had material operations.  As a REIT, we generally are not subject to federal income tax on income that we distribute to our shareholders. If we later fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and may not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied unless we are entitled to relief under certain statutory provisions. Such an event could materially and adversely affect our net income. However, we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with generally accepted accounting principles (“GAAP”) in the United States. The preparation of consolidated financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP.  GAAP consists of a set of standards issued by the FASB and other authoritative bodies in the form of FASB Statements, Interpretations, FASB Staff Positions, Emerging Issues Task Force consensuses and American Institute of Certified Public Accountants Statements of Position, among others.  The FASB recognized the complexity of its standard-setting process and embarked on a revised process in 2004 that culminated in the release on July 1, 2009 of the ASC.  The ASC does not change how the Trust accounts for its transactions or the nature of related disclosures made.  Rather, the ASC results in changes to how the Trust references accounting standards within its reports.  This change was made effective by the FASB for periods ending on or after September 15, 2009.  The Trust has updated references to GAAP in this Quarterly Report on Form 10-Q to reflect the guidance in the ASC.  The preparation of these consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On a regular basis, we evaluate these estimates, including investment impairment.  These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Trust and certain wholly-owned subsidiaries and all significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the consolidated financial statements and accompanying notes.  Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.  At June 30, 2011 and December 31, 2010, there were no such amounts included in cash and cash equivalents.

Restricted Cash

Restricted cash includes deposits associated with certain guarantees.

Loan Participation Interest – Related Parties

Loan participation interest – related parties represents the purchase of a financial interest in certain interim construction loan and finished lot loan facilities originated by our affiliates.  We participate in these loans by funding the lending obligations of our affiliates under these credit facilities up to a maximum amount for each participation.  Such participations entitle us to receive payments of principal and interest from the borrower up to the amounts funded by us.  The participation interests are typically collateralized by promissory notes, first or second lien deeds of trust on the homes financed under the construction loans or lots financed under the lot loan facilities, and other loan documents.  The participations have terms ranging from 9 to 27 months and bear interest at rates ranging from 13% to 15%.  The participation interests may be paid off prior to maturity; however, we intend to hold all participation interests for the life of the loans.

Notes Receivable and Notes Receivable – Related Parties

Notes receivable and notes receivable – related parties are recorded at the lower of cost or net realizable value.  The notes are collateralized by a first or second lien deed of trust on the underlying real estate collateral or a pledge of ownership interests in the borrower, as well as promissory notes, assignments of certain lot sales contracts and earnest money, and other loan documents.  The notes have terms ranging from 7 to 47 months and bear interest at rates ranging from 13% to 15%.  The notes may be paid off prior to maturity; however, we intend to hold all notes for the life of the notes.

Allowance for Loan Losses

The allowance for loan losses is our estimate of incurred losses in our portfolio of loan participations, notes receivable, and notes receivable – related parties.  We periodically perform a detailed review of our portfolio of mortgage notes and other loans to determine if impairment has occurred and to assess the adequacy of the allowance for loan losses.  We charge additions to the allowance for loan losses to current period earnings through a provision for loan losses.  Amounts determined to be uncollectible are charged directly against (and decrease) the allowance for loan losses (“charged off”), while amounts recovered on previously charged off accounts increase the allowance.  As of June 30, 2011 and December 31, 2010, the allowance for loan losses had a balance of $368,214 and $162,092, respectively.

Activity in our allowance for loan losses for the three and six months ended June 30, 2011 and 2010, respectively, was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Balance at beginning of the period	$255,887	$-	$162,092	$-
Provision for loan losses	112,327	30,185	206,122	30,185
Net charge-offs	-	-	-	-
Balance at end of period	$368,214	$30,185	$368,214	$30,185

Organization and Offering Expenses

Organization costs will be expensed as incurred in accordance with Statement of Position 98-5, Reporting on the Costs of Start-up Activities, currently within the scope of FASB ASC 720-15.  Offering costs related to raising capital from debt will be capitalized and amortized over the term of such debt.  Offering costs related to raising capital from equity will be offset as a reduction of capital raised in shareholders’ equity.

Revenue Recognition

Interest income on loan participation interest – related parties, notes receivable and notes receivable – related parties is recognized over the life of the participation agreement or note agreement and recorded on the accrual basis.  Income recognition is suspended at either the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful.  Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.  As of June 30, 2011 and December 31, 2010, we were accruing interest on all loan participation interest – related parties, notes receivable and notes receivable – related parties.

Commitment fee income represents non-refundable fees charged to borrowers for entering into an obligation that commits us to make or acquire a loan or to satisfy a financial obligation of the borrower when certain conditions are met within a specified time period.  When a commitment is considered an integral part of the resulting loan and we believe there is a reasonable expectation that the commitment will be called upon, the commitment fee is recognized as revenue over the life of the resulting loan as an adjustment to the yield on the loan.  When we believe it is unlikely that the commitment will be called upon or that the fee is not an integral part of the return of a specific future lending arrangement, the commitment fee is recognized as income when it is earned, based on the specific terms of the commitment.  We make a determination of revenue recognition on a case-by-case basis, due to the unique and varying terms of each commitment.

Acquisition and Origination Fees

UMTH LD, our asset manager, is paid 3% of the net amount available for investment in secured loans and other real estate assets; provided, however, that no acquisition and origination fees and expenses will be paid with respect to any asset level indebtedness we incur.  The acquisition and origination fees and expenses that we pay will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to our Advisor or affiliates of our Advisor with respect to our investment.  We will not pay any acquisition and origination fees and expenses with respect to any participation agreement we enter into with our affiliates or any affiliates of our Advisor for which our Advisor or affiliates of our Advisor previously has received acquisition and origination fees and expenses from such affiliate with respect to the same secured loan or other real estate asset.  Such costs are amortized into expense on a straight line basis.

Income Taxes

We made an election under Section 856(c) of the Internal Revenue Code to be taxed as a REIT, beginning with the taxable year ended December 31, 2010.  As a REIT, we generally are not subject to federal income tax on income that we distribute to our shareholders.  If we later fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and may not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied unless we are entitled to relief under certain statutory provisions.  Such an event could materially and adversely affect our net income.  However, we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes.

Fair Value of Financial Instruments

In accordance with the reporting requirements of FASB ASC 825-10, Financial Instruments-Fair Value, we calculate the fair value of our assets and liabilities which qualify as financial instruments under this statement and include this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments.  The estimated fair value of restricted cash, accrued interest receivable, accounts payable, accrued liabilities, and line-of-credit approximates the carrying amounts due to the relatively short maturity of these instruments.  The estimated fair value of mortgage notes receivable, participation interest, senior credit facility, lines of credit, and notes payable approximates the carrying amount since they bear interest at the market rate.

Impact of Recently Issued Accounting Standards

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  ASU 2010-20 requires enhanced disclosures regarding the nature of credit risk inherent in an entity’s portfolio of financing receivables, how that risk is analyzed, and the changes and reasons for those changes in the allowance for credit losses.  It requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses.  ASU 2010-20 will only impact disclosures.  Disclosures related to information as of the end of a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.  The adoption of this guidance did not have a material impact on our consolidated financial statements.

Guarantees

From time to time we enter into guarantees of debtor’s borrowings and provide credit enhancements for the benefit of senior lenders in connection with our debtors and investments (collectively referred to as “guarantees”), and we account for such guarantees in accordance with FASB ASC 460-10, Guarantees.

Reclassifications

Certain reclassifications have been made to prior period amounts in order to conform with the current year presentation.

Loan Portfolio

As of June 30, 2011, we had entered into 8 participation agreements with related parties (1 of which was repaid in full) with aggregate, maximum loan amounts of approximately $27.4 million (with an unfunded balance of $3.5 million) and 6 related party note agreements with aggregate, maximum loan amounts totaling approximately $24.1 million (with an unfunded balance of $9.4 million).  Additionally, we had entered into 22 note agreements with third parties (1 of which was repaid in full) with aggregate, maximum loan amounts of approximately $116.0 million, of which $18.8 million has yet to be funded.

The participation agreements outstanding as of June 30, 2011 are made to developer entities which may hold ownership interests in projects in addition to the project funded by us, may be secured by multiple single-family residential communities, and certain participation agreements are secured by a personal guarantee of the developer in addition to a lien on the real property or the equity interests in the entity that holds the real property.  The outstanding aggregate principal amount of mortgage notes originated by us as of June 30, 2011 are secured by properties located in the Dallas, Fort Worth, Austin, Houston, and San Antonio metropolitan markets in Texas.  Security for such loans takes the form of either a direct security interest represented by a first or second lien on the respective property and/or an indirect security interest represented by a pledge of the ownership interests of the entity which holds title to the property.

The interest rates payable range from 13% to 15% with respect to the outstanding participation agreements and notes receivable, including related parties, as of June 30, 2011.  The participation agreements have terms to maturity ranging from 9 to 27 months, while the notes receivable have terms ranging from 7 to 47 months.

Results of Operations

The quarter ended March 31, 2010 represents our initial quarter of operations.  Accordingly, except where otherwise noted, the change in our results from operations between comparable periods in 2011 and 2010 is primarily due to the increase in our investment portfolio as proceeds raised from our Offering continue to be invested in revenue-generating real estate investments.

Revenues

Total revenues for the three and six months ended June 30, 2011 were approximately $2.9 million and $5.3 million, respectively, compared to approximately $693,000 and $894,000, respectively, for comparable periods in 2010.  Our revenues consist primarily of interest income derived from our loan portfolio.  For the three month periods ended June 30, 2011 and 2010, approximately $858,000 and $367,000 respectively, of our revenues represented interest income from related party transactions.  For the six month periods ending June 30, 2011 and 2010, approximately $1.3 million and $564,000, respectively, of our revenues represented interest income from related party transactions.  In addition to interest income, we recognized commitment fee income of approximately $53,000 and $89,000, respectively, during the three and six month periods ending June 30, 2011.  We did not recognize any commitment fee income in 2010.  We expect revenues to increase in the near future as we continue to raise proceeds from the Offering and invest such proceeds in revenue-generating real-estate investments.

Expenses

Interest expense related to our senior credit facility, notes payable, and lines of credit totaled approximately $443,000 and $886,000, respectively, for the three and six months ended June 30, 2011.  Interest expense for the comparable periods in 2010 was approximately $164,000 and $212,000, respectively.  The increase is due to both fund- and asset-level leverage introduced to the fund during 2011 and 2010.  General and administrative expenses for the three and six months ended June 30, 2011 were approximately $315,000 and $611,000, respectively, compared to $161,000 and $268,000, respectively, for same periods in 2010.  General and administrative expenses consisted primarily of professional fees (both legal and accounting), debt placement fees, amortization of deferred financing costs, and insurance expense.  Advisory fee – related party expenses for the three and six months ended June 30, 2011 were approximately $426,000 and $774,000, respectively, compared to $118,000 and $163,000, respectively, for the comparable periods in 2010.  The advisory fee – related party includes operational compensation paid to our Advisor consistent with the terms of our advisory agreement.  The year-over-year increase in general and administrative and advisory fee – related party expenses is commensurate with the increase in our investment portfolio over the same period.  Our provision for loan losses for the three and six months ended June 30, 2011 was approximately $112,000 and $206,000, respectively.  Our provision for loan losses for the three and six months ended June 30, 2010 was approximately $30,000.  See Note B, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements included elsewhere in this Quarterly Report for further discussion of our allowance for loan losses.

We intend to grow our portfolio in conjunction with the increase in proceeds raised in the Offering.  We intend to deploy such proceeds in a diversified manner to the borrowers and markets in which we have experience and as markets dictate in accordance with the economic factors conducive for a stable residential market.  We expect general and administrative and advisory fee – related party expenses to increase commensurate with the growth of our portfolio.

Cash Flow Analysis

We commenced active operations December 18, 2009, after the Trust satisfied the minimum offering of 50,000 common shares of beneficial interest for gross offering proceeds of $1.0 million in connection with the Offering.  Accordingly, except where otherwise noted, the change in our results from operations between comparable periods in 2011 and 2010 is primarily due to the increase in our investment portfolio as proceeds raised from our Offering continue to be invested in revenue-generating real estate investments.

Cash flows provided by operating activities for the six months ended June 30, 2011 were approximately $468,000, compared to cash flows used in operating activities of approximately $237,000 for the comparable 2010 period.  Our primary operating uses of cash are increases in accrued interest receivable, including related parties, commensurate with the growth in our investment portfolio between the comparable periods, and increases in other assets, which includes subscriptions being processed by our transfer agent which is offset by our net income.

Cash flows used in investing activities for the six months ended June 30, 2011 and 2010 were approximately $27.8 million and $30.7 million, respectively.  During 2011, we invested approximately $43.0 million in loan participation interests and notes receivable (including related parties), which was offset by principal repayments on such loans of approximately $15.2 million.  In 2010, our investments and principal repayments on similar investments were approximately $38.0 million and $7.3 million, respectively.

Cash flows provided by financing activities for the six months ended June 30, 2011 and 2010 were approximately $30.0 million and $30.5 million, respectively.  The 2011 amount results primarily from approximately $37.2 million from funds received from the issuance of common shares of beneficial interest pursuant to the Offering and $572,000 related to net advances from our senior credit facility, line of credit and note payable, offset by approximately $4.8 million of offering costs and $2.1 million of distributions paid during the period.  The 2010 amount results primarily from approximately $24.7 million from funds received from the issuance of common shares of beneficial interest pursuant to the Offering and $8.8 million related to net advances from our note payable, offset by approximately $3.2 million of offering costs and $259,000 of distributions paid during the period.

Our cash and cash equivalents were approximately $5.3 million as of June 30, 2011, compared to approximately $91,000 at June 30, 2010.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as FFO which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT.  FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the “White Paper”).  The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.  Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.  Our FFO calculation complies with NAREIT’s policy described above.

However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO.  Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation and therefore require additional adjustments to FFO in evaluating performance.  Due to these and other unique features of publicly registered, non-listed REITs, the Investment Program Association, or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a REIT.  The use of MFFO is recommended by the IPA as a supplemental performance measure for publicly registered, non-listed REITs.  MFFO is a metric used by management to evaluate sustainable performance and dividend policy.  MFFO is not equivalent to our net income or loss as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010.  The Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities; accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis.  Our MFFO calculation complies with the IPA’s Practice Guideline described above.

In calculating MFFO, we adjust for acquisition related expenses and impairments of real estate assets.  Management believes excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with the performance models used by management, and provides investors with a view of our portfolio over time, independent of direct costs associated with the timing of acquisition activity.  MFFO also allows for a comparison of our portfolio with other REITs that are not currently engaged in acquisition activity, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.  With respect to loan loss provisions, management does not include these expenses in our evaluation of the operating performance of our real estate loan portfolio, as we believe these costs will be reflected in our reported results from operations if and when we actually realize a loss on a real estate investment.  As many other non-traded REITs exclude impairments in reporting their MFFO, we believe that our calculation and reporting of MFFO will assist investors and analysts in comparing our performance versus other non-traded REITs.  The other adjustments included in the IPA’s Practice Guideline are not applicable to us for the three and six month periods ended June 30, 2011 and 2010.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful.  Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance.  Our FFO and MFFO reporting complies with NAREIT’s policy described above.

Management believes that MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after the end of the Offering. MFFO may provide investors with a useful indication of our future performance, particularly after the end of the Offering or the time when we cease to make investments on a frequent and regular basis, and of the sustainability of our current distribution policy. However, because MFFO excludes the effect of acquisition costs, which are an important component in an analysis of the historical performance of an asset, MFFO should not be construed as a historic performance measure.

The following is a reconciliation of net income to FFO and MFFO for the three and six months ended June 30, 2011 and 2010:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Funds From Operations
Net Income, as reported	$1,593,424	$219,961	$2,801,631	$220,945
Add:
Amortization expense	102,547	23,181	217,778	33,030
FFO	1,695,971	243,142	3,019,409	253,975
Other Adjustments:
Provision for loan losses	112,327	30,185	206,122	30,185
Acquisition costs	94,968	27,957	178,301	33,795
MFFO	$1,903,266	$301,284	$3,403,832	$317,955

Net Operating Income

We are disclosing net operating income and intend to disclose net operating income in future filings, because we believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not directly associated with our investments.  Net operating income is a non-GAAP financial measure that is defined as net income, computed in accordance with GAAP, generated from properties before interest expense, general and administrative expenses, depreciation, amortization and interest and dividend income.  Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community.  However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.

To facilitate understanding of this financial measure, the following is a reconciliation of net income to net operating income for the three and six months ended June 30, 2011 and 2010:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net Operating Income
Net Income, as reported	$1,593,424	$219,961	$2,801,631	$220,945
Add:
Interest expense	442,977	164,379	886,315	211,537
General and administrative expense (1)	751,256	285,867	1,373,143	428,275
Amortization expense	102,547	23,181	217,778	33,030
Less:
Other interest and dividend income	(7,856)	(5,376)	(13,373)	(5,664)
Net operating income	$2,882,348	$688,012	$5,265,494	$888,123

(1)	Includes Advisory Fee – Related Party Expense and Provision for Loan Losses, net of Amortization Expense.

Liquidity and Capital Resources

Our liquidity requirements will be affected by (1) outstanding loan funding obligations, (2) our administrative expenses and (3) debt service on fund level and asset level indebtedness required to preserve our collateral position.  We expect that our liquidity will be provided by (1) loan interest, transaction fees and credit enhancement fee payments, (2) loan principal payments, (3) proceeds from the issuance of common shares of beneficial interest pursuant to the Offering, (4) proceeds from our DRIP, and (5) credit lines available to us.

There may be a delay between the sale of our shares and the making of real estate-related investments, which could result in a delay in our ability to make distributions to our shareholders.  However, we have not established any limit on the amount of proceeds from the Offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any; or (3) jeopardize our ability to qualify as a REIT.  In addition, to the extent our investments are in development projects or in other properties that have significant capital requirements and/or delays in their ability to generate income, our ability to make distributions may be negatively impacted, especially during our early periods of operation.

We use debt as a means of providing additional funds for the acquisition or origination of secured loans, acquisition of properties and the diversification of our portfolio.  There is no limitation on the amount we may borrow for the purchase or origination of a single secured loan, the purchase of any individual property or other investment.  Under our declaration of trust, the maximum amount of our indebtedness shall not exceed 300% of our net assets as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent trustees and disclosed in our next quarterly report to shareholders, along with justification for such excess.  In addition to our declaration of trust limitation, our board of trustees has adopted a policy to generally limit our fund level borrowings to 50% of the aggregate fair market value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests.  We also use, when appropriate, leverage at the asset level.  Asset level leverage is determined by the anticipated term of the investment and the cash flow expected by the investment.  Asset level leverage is expected to range from 0% to 90% of the asset value.

Asset level indebtedness will be either interest only or be amortized over the expected life of the asset.  Typically, asset indebtedness will be from a senior commercial lender between 50% and 90% of the fair market value of the asset.  Further, entity-level indebtedness will typically be a revolving credit facility permitting us to borrow up to an agreed-upon outstanding principal amount.  Such entity-level indebtedness is secured by a first priority lien upon all of our existing and future acquired assets.

Our Advisor may, but is not required to, establish capital reserves from gross offering proceeds, out of cash flow generated from interest income from loans and income from other investments or out of non-liquidating net sale proceeds from the sale of our loans, properties and other investments.  Alternatively, a lender may require its own formula for escrow of capital reserves.

Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the repayment of loans, sale of assets and undistributed funds from operations.  If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from other than the sources described above within the next 12 months.

Material Trends Affecting Our Business

We believe that the housing market has reached a bottom in its four-year decline and has begun to recover.  This recovery likely will be regional in its early stages and will be led by those housing markets with balanced supply, affordable and stable home prices, minimal levels of foreclosures, and strong demand fundamentals.  Nationally, we expect the recovery will continue to experience headwinds from weak demand fundamentals, specifically consumer confidence and employment, as well as from the limited availability of bank financing and a persisting oversupply of home inventory and high levels of foreclosures.  The national consumer confidence index, which fell to record lows during the economic downturn, has recovered somewhat, but remains closer to levels historically associated with recession than to normalized conditions.  Unemployment remains elevated and access to conventional real estate and commercial financing remains limited across most of the country.  These factors pose obstacles to a robust recovery on a national scale, which, we believe, is contingent upon the reengagement of the consumer and the return of final demand.  However, we expect the recovery will be stronger in markets such as Texas, where consumer confidence averaged nearly 15 points higher than the national index from June 2010 to June 2011; where the job growth rate over the past 12 months was more than double the national rate; and where approximately 15% of all homebuilding permits in the country were issued in 2010.  Further, according to the Bureau of Labor Statistics, more than half of the total jobs created in the United States since the official end of the national recession were created in Texas (from June 2009 to June 2011).  Currently, 100% of our portfolio relates to property located in the state of Texas, and we intend to invest in markets that demonstrate similarly sound economic and demand fundamentals – fundamentals that we believe will be the drivers of the recovery – and balanced supplies of homes and finished lots.  We believe the fact that new single-family home permits, starts, and sales have all risen from their respective lows reflects a continued return of real demand for new homes.  However, we anticipate the former bubble markets – principally California, Arizona, Nevada and Florida – will be slower to recover, as those markets have seen overbuilding and extensive price correction and are experiencing weakened economies and continued foreclosures.

From a national perspective, ongoing credit constriction, a less robust economic recovery, continued high unemployment, and housing price correction have made potential new home purchasers and real estate lenders cautious.  As a result of these factors, the national housing market has experienced a protracted decline, and the time necessary to correct the market likely means a corresponding slower recovery for the housing industry.

Nationally, capital constraints at the heart of the credit crisis have reduced the number of real estate lenders able or willing to finance development, construction or the purchase of homes and have increased the number of undercapitalized or failed builders and developers.  In correlation, the number of new homes and finished lots developed has decreased, which may result in a shortage of new homes and developed lots in select real estate markets in 2011.  We believe this shortage will be most prominent in markets that did not participate in the housing bubble, avoiding overbuilding and maintaining balanced supplies and affordable and stable home prices.  With lenders imposing stricter underwriting standards, mortgages to purchase homes have become more difficult to obtain in some markets.  To support the secondary residential mortgage market and prevent further deterioration of mortgage lending, the Federal Reserve began an unprecedented program to purchase approximately $1.25 trillion of residential mortgage backed securities between January 5, 2009 and March 31, 2010.  This program ended on March 31, 2010, as scheduled by the Federal Reserve.  As of the date of this quarterly report, the 30-year fixed-rate single-family residential mortgage interest rate continues to remain below the rate that was available at the conclusion of the period of Federal Reserve purchases.  We believe that such stability at low rates indicates that the secondary residential mortgage market is operating smoothly independent of the support previously provided by the Federal Reserve.  However, any limitations or restrictions on the availability of financing or on the liquidity provided in the secondary residential mortgage market by Government Sponsored Enterprises such as Fannie Mae and Freddie Mac could adversely affect interest rates and mortgage availability, which could cause the number of homebuyers to decrease, which could increase the likelihood of borrowers defaulting on our loans and, consequently, reduce our ability to pay distributions to our shareholders.

Nationally, new home sales rose slightly during the second quarter from the pace of sales in the first quarter of 2011, though levels continue to be depressed in the aftermath of the expiration of the federal homebuyer tax credit.  However, national fundamentals that drive home sales continue to improve in most markets and home affordability remains near record-highs, so we expect the pace of home sales will continue to increase over 2011.  The U.S. Census Bureau reports that the sales of new single-family residential homes in June 2011 were at a seasonally adjusted annual rate of 312,000 units.  This number is up approximately 2.3% from the first quarter 2011 figure of 305,000 and up approximately 1.6% year-over-year from the June 2010 estimate of 307,000.  However, year-over-year comparisons are and will likely continue to be distorted by the effects of the federal homebuyer tax credit, which expired in June 2010, creating a hangover effect on home sales in the subsequent months and quarters.

National new single-family home inventory continued to improve in the second quarter of 2011 as it has done consistently since the first quarter of 2007.  Through much of the downturn, homebuilders reduced their starts and focused on selling their existing new home inventory.  The number of new homes for sale fell by approximately 47,000 units from June 2010 to June 2011 and by 14,000 units in the second quarter 2011.  We believe that, with such reductions, the new home market has been restored to equilibrium in most markets, even at low levels of demand.  The seasonally adjusted estimate of new homes for sale at the end of June 2011 was 164,000 – a balanced supply of 6.3 months at the June sales rate but the lowest number of homes available for sale since the U.S. Census Bureau began keeping records of this statistic in 1963.  We believe that what is necessary now to regain prosperity in housing markets is the return of healthy levels of demand.

According to the U.S. Census Bureau, new single-family residential home permits and starts fell nationally from 2006 through early 2009, as a result and in anticipation of an elevated supply of and decreased demand for new single-family residential homes in that period.  Since bottoming in early 2009, however, single-family permits and starts have improved significantly.  Single-family homes authorized by building permits in June 2011 were at a seasonally adjusted annual rate of 407,000 units.  While this was a 3.8% decrease year-over-year from the rate of 423,000 in June 2010, it remains approximately 20.8% higher than the low of 337,000 set in January 2009. Single-family home starts for June 2011 stood at a seasonally adjusted annual rate of 453,000 units.  This pace is essentially unchanged from the June 2010 estimate of 451,000 units – as homebuilders continue to adjust their start rate one year after the expiration of the homebuyer tax credit.  Again, year-over-year figures between June 2010 home starts and June 2011 home starts are likely distorted by the reduction in new home starts following the June 2010 expiration of the homebuyer tax credit as builders adjusted their inventory levels to match reduced demand.  However, the June 2011 pace of home starts is still 28.3% higher than the low of 353,000 set in March 2009.  Such increases strongly suggest to us that new home inventories are generally in balance and the homebuilding industry now anticipates greater demand for new homes in coming months relative to the demand evident at the bottom of the new homebuilding cycle.

The primary factors affecting new home sales are home price stability, home affordability, and housing demand.  Housing supply may affect both new home prices and the demand for new homes.  When the supply of new homes exceeds new home demand, new home prices may generally be expected to decline.  Declining new home prices may result in diminished new home demand as people postpone a new home purchase until such time as they are comfortable that stable price levels have been reached.  Also, home foreclosures cause the inventory of existing homes to increase, which may add additional downward price pressure on home prices and cause potential home purchasers to further delay the purchase of a home until such time as they are comfortable that home prices have stabilized.  The converse point is also true and equally important.  When new home demand exceeds new home supply, new home prices may generally be expected to increase; and rising new home prices, particularly at or near the bottom of the housing cycle, may result in increased new home demand as people become confident in home prices and accelerate their timing of a new home purchase.  Hence, we intend to concentrate our investments in housing markets with affordable and stable home prices, balanced supply, lower incidences of foreclosures, and strong demand fundamentals.  These demand fundamentals are generally job growth, the relative strength of the economy and consumer confidence, household formations, and population growth – both immigration and in-migration.

The U.S. Census Bureau forecasts that California, Florida and Texas will account for nearly one-half of the total U.S. population growth between 2000 and 2030 and that the total population of Arizona and Nevada will double during that period.  The U.S. Census Bureau projects that between 2000 and 2030 the total populations of Arizona and Nevada will grow from approximately 5 million to more than 10.7 million and from approximately 2 million to nearly 4.3 million, respectively; Florida’s population will grow nearly 80% between 2000 and 2030, from nearly 16 million to nearly 28.7 million; Texas’ population will increase 60% between 2000 and 2030, from nearly 21 million to approximately 33.3 million; and California’s population will grow 37% between 2000 and 2030, from approximately 34 million to nearly 46.5 million.

The Harvard Joint Center for Housing Studies forecasts that an average of between approximately 1.25 million and 1.48 million new households will be formed per year over the next ten years.  Likewise, The Homeownership Alliance, a joint project undertaken by the chief economists of Fannie Mae, Freddie Mac, the Independent Community Bankers of America, the National Association of HomeBuilders, and the National Association of Realtors, has projected that 1.3 million new households will be formed per year over the next decade and approximately 1.8 million housing units per year should be started to meet such new demand, including approximately 1.3 million new single-family homes per year based on the estimation of the Homeownership Alliance that 72% of all housing units built will be single-family residences.  The U.S. Census Bureau reported that approximately 357,000 new households were formed in 2010.

While housing woes have beleaguered the national economy, Texas housing markets have held up as some of the healthiest in the country.  Furthermore, Texas is the largest homebuilding market in the country based on the U.S. Census Bureau’s measurements of housing permits and starts.  We intend to concentrate our initial investment portfolio in Texas as we believe Texas markets, though weakened from their highs in 2007, have remained fairly healthy due to strong demographics, economies and job growth, balanced housing inventories, stable home prices and high housing affordability ratios.  Texas did not experience the dramatic price appreciation (and subsequent depreciation) that states such as California, Florida, Arizona, and Nevada experienced.  The following graph, created with data from the first quarter 2011 Federal Housing Finance Agency’s (“FHFA”) Purchase Price Only Index, illustrates the declines in home prices nationally, as well as in California, Florida, Arizona, and Nevada over the past few years.  Price declines have begun to moderate in those states in recent quarters, though.  Further, the graph illustrates how Texas has maintained relative home price stability throughout the downturn.  The Purchase Price Only Index indicates that Texas had a home price depreciation of -2.03% between the first quarter of 2010 and the first quarter of 2011.  However, Texas’ home prices continued to demonstrate more stability than the national average of -5.50%.  Further, the index also reports that over the past five years, Texas home prices have appreciated 6.95% compared to a national depreciation of -17.50% over the same time period.

FHFA’s Purchase Price Only Index tracks average house price changes in repeat sales on the same single-family properties.  The Purchase Price Only Index is based on more than 6 million repeat sales transactions and is based on data obtained from Fannie Mae and Freddie Mac for mortgages originated over the past 36 years.  FHFA analyzes the combined mortgage records of Fannie Mae and Freddie Mac, which form the nation’s largest database of conventional, conforming mortgage transactions.  The conforming loan limit for mortgages purchased since the beginning of 2006 has been $417,000.  Loan limits for mortgages originated in the latter half of 2007 through December 31, 2008 were raised to as much as $729,750 in high-cost areas in the contiguous United States.  Legislation generally extended those limits for 2009-originated mortgages.  An appropriations act (PL111-88) further extended those limits for 2010 originations in places where the limits were higher than those that would have been calculated under pre-existing rules.

Median new home prices in the four major Texas markets have begun to rise.  According to numbers publicly released by Residential Strategies, Inc. or Metrostudy, leading providers of primary and secondary market information, the median new home prices for the second quarter of 2011 in the metropolitan areas of Austin, Houston, Dallas, and San Antonio are $215,367, $214,733, $225,958 and $196,401, respectively.  Each of these sales figures are lower than the national median new home price, which was $235,200 in June 2011, according to estimates released jointly by the U.S. Census Bureau and the Department of Housing and Urban Development.

Using the Department of Housing and Urban Development’s estimated 2011 median family income for the respective metropolitan areas of Austin, Houston, Dallas and San Antonio, the median income earner in those areas has 1.44 times, 1.27 times, 1.27 times, and 1.26 times the income required to qualify for a mortgage to purchase the median priced new home in the respective metropolitan area.  These numbers illustrate the affordability of Texas homes, as each of these markets has higher affordability than the national average.  Our measurement of housing affordability, as referenced above, is determined as the ratio of median family income to the income required to qualify for a 90 percent, 30-year fixed-rate mortgage to purchase the median-priced new home, based on the average interest rate over the second quarter of 2011 and assuming an annual mortgage insurance premium of 70 basis points for private mortgage insurance, plus a cost that includes estimated property taxes and insurance for the home.  Using the Department of Housing and Urban Development’s 2011 income data to project an estimated median income for the United States of $64,200 and the June 2011 national median sales prices of new homes sold of $235,200, we conclude that the national median income earner has 1.13 times the income required to qualify for a mortgage loan to purchase the median-priced new home in the United States.  This estimation reflects the increase in home affordability in housing markets outside of Texas over the past 48 months, as new home prices in housing markets outside of Texas generally have fallen.  Recently, however, such price declines have begun to stabilize.  We believe that such price stabilization indicates that new home affordability has been restored to the national housing market.

Since the national recession’s official end, Texas employment markets have experienced strong job growth.  According to the United States Department of Labor, Texas added approximately 220,000 jobs in the 12 months ended June 2011, which was the largest year-over-year increase of any state in the country.  Furthermore, Texas added an even greater amount of jobs in the private sector (251,900) over the past 12 months, which is a private sector job growth rate of 3.0%.  Since the national recession’s end in June 2009, Texas has added 296,800 net new jobs, which is approximately 56.6% of all net jobs added nationwide in that two-year period.  Further, Texas has added approximately 537,500 new jobs over the past five years, 366,700 in the private sector, in contrast to a loss of more than 4.95 million total jobs and more than 5.1 million private sector jobs in the country as a whole.  From June 2010 to June 2011 Austin added 10,000 jobs year-over-year.  Dallas-Fort Worth added 63,200 jobs over that same time period, which was the greatest job gain of any city in the country over the past 12 months, just ahead of Houston, which enjoyed the second greatest job gain of any city in the country in that time.  Houston added 54,300 jobs over that period and San Antonio added 14,200 jobs in that time.  Taken together, these four cities have added an estimated net total of 328,600 jobs over the past five years: Austin added 58,400 jobs; Dallas-Fort Worth added 76,900 jobs; Houston added 147,000 jobs; and San Antonio added 46,300 jobs.  Of those jobs, 209,300 have been created in the private sector.

Texas’ unemployment rate rose year-over-year to 8.2% in June 2011 from 8.1% in June 2010.  The increase in the state unemployment rate is likely due to a growth in Texas’ labor force, as Texas has added an estimated 140,686 workers to its labor force, which is near an all-time high.  The growth in Texas’ labor force stands in contrast with the national labor force, which has fallen by approximately 1.5 million workers, as of June 2011, from its peak in October 2008.  The national unemployment rate fell year-over-year from June 2010 (9.5%) to June 2011 (9.2%).  In addition, all four major Texas labor markets have unemployment rates below the national unemployment rate.

We believe that Texas cities will continue to be among the first in the country to recover based on employment figures, consumer confidence, gross metropolitan product, and new home demand.  According to the Texas Workforce Commission, Texas tends to enter into recessions after the national economy has entered a recession and usually leads among states in the economic recovery.  The National Bureau of Economic Research has concluded that the U.S. economy entered into a recession in December 2007, ending an economic expansion that began in November 2001.  We believe, based on transitions in the Texas Leading Index as prepared by the Federal Reserve Bank of Dallas, that Texas entered into recession in late Fall 2008, trailing the national recession by nearly a year and emerged from the recession in the late spring of 2009.  Further, we believe the Texas economy is now leading the national economic recovery.  The Texas Leading Index has risen significantly since reaching a low of 100.5 in March 2009 and, as of May 2011, was 122.8, which is the highest reading since August 2008.  The Texas Leading Index, produced monthly by the Federal Reserve Bank of Dallas, combines eight measures that tend to anticipate changes in the Texas business cycle by approximately three to nine months.  The index has either risen or remained constant for nine consecutive months.

Further, we believe Texas consumers are beginning to return to their normal consumption habits.  The aggregate value of state sales tax receipts in Texas increased 7.2% year-over-year in June 2011 from June 2010 – the 15th consecutive month in which Texas has experienced year-over-year improvement in sales tax receipts.

The U.S. Census Bureau reported in its 2009 Estimate of Population Change for the period from July 1, 2008 to July 1, 2009 that Texas led the country in population growth during that period.  The estimate concluded that Texas’ population grew by 478,012 people, or 2%, a number that was 1.25 times greater than the next closest state in terms of raw population growth, California, and more than 3.57 times the second closest state in terms of raw population growth, North Carolina.  In the Census Bureau’s 2010 Estimate of Population Change, Texas’ population grew an additional 1.8%, adding approximately 442,794 new residents in 2010.  For the decade, July 1, 2000 to July 1, 2010, Texas grew by nearly 4.3 million residents, averaging nearly 427,000 new residents per year.  This population growth was 1.17 times greater in terms of raw population growth than the next closest state, California, and 2.63 times greater than the second closest state, Florida.  The U.S. Census Bureau also reported that among the 15 counties that added the largest number of residents between July 1, 2008 and July 1, 2009, six were in Texas:  Harris (Houston), Tarrant (Fort Worth), Bexar (San Antonio), Collin (North Dallas), Dallas (Dallas) and Travis (Austin).  In March 2010, the U.S. Census Bureau reported that Texas’ four major metro areas – Austin, Houston, San Antonio, and Dallas-Fort Worth – were among the top 20 in the nation for population growth from 2008 to 2009.  Dallas-Fort Worth-Arlington led the nation in numerical population growth with a combined estimated population increase of 146,530.  Houston-Sugarland-Baytown was second in the nation with a population increase of 140,784 from July 1, 2008 to July 1, 2009.  Austin-Round Rock had an estimated population growth of 50,975 and San Antonio had an estimated population growth of 41,437 over the same period.  The percentage increase in population for each of these major Texas cities ranged from 2% to 3.1%.

The national foreclosure tracking service, RealtyTrac, estimates that the Texas foreclosure rate continues to be significantly healthier than the national average.  We do not expect the four major Texas housing markets to be materially adversely affected by foreclosures and anticipate that home foreclosures will continue to be mostly concentrated in the bubble market states of California, Florida, Arizona and Nevada.  The mortgage analytic company, CoreLogic, reports that, through the first quarter of 2011, approximately 47.1% of all homes with negative equity were located in one of those four states compared to just 3.1% of all the negative equity homes in the country that were located in the state of Texas.  Homebuilding and residential construction employment will likely remain generally weak for some time, but Texas again will likely continue to outperform the national standards.  From June 2010 to June 2011, Texas added 26,000 jobs in the construction sector according to the Bureau of Labor Statistics.  We believe that Texas’ housing sector is healthier, the cost of living and doing business is lower, and its economy is more dynamic and diverse than the national average.

In contrast to the conditions of many homebuilding markets in the country, new home sales are greater than new home starts in Texas markets, indicating that homebuilders in Texas continue to focus on preserving a balance between new home demand and new home supply.  We believe that homebuilders and developers in Texas have remained disciplined on new home construction and project development.  New home starts are outpaced by new home sales in all four major Texas markets where such data is available: Austin, Dallas-Fort Worth, Houston and San Antonio.  Inventories of finished new homes and total new housing (finished vacant, under construction, and model homes) remain at generally healthy and balanced levels in all of these major Texas markets.  Each major Texas market experienced a rise in the number of months of finished lot inventories as homebuilders began reducing the number of new home starts in 2008, causing each major Texas market to reach elevated levels.  However, the number of finished lots available in each market has fallen significantly even though the months’ supply remains elevated.  Furthermore, finished lot shortages are beginning to emerge in many desirable submarkets in the major Texas markets.  This is a trend that we expect to continue as the lack of commercial financing for development has constrained finished lot development over the past three and one-half years even as new home demand and sales continue.  We believe that such demand and sales will increase and these finished lot shortages will become more pronounced in coming quarters.  As of June 2011, Houston has an estimated inventory of finished lots of approximately 39.7 months, Austin has an estimated inventory of finished lots of approximately 49.7 months, San Antonio has an estimated inventory of finished lots of approximately 57.5 months and Dallas-Fort Worth has an estimated inventory of finished lots of approximately 61.2 months.  A 24-28 month supply is considered equilibrium for finished lot supplies.

As stated previously, the elevation in month’s supply of finished lot inventory in Texas markets owes itself principally to the decrease in the pace of annual starts rather than an increase in the raw number of developed lots, and as the homebuilders begin to increase their pace of home starts, we expect to see the month’s supply of lot inventory rapidly improve.  Indeed, the raw number of finished lots available in each Texas market has been significantly reduced from their peaks.  Since peaking in the first quarter of 2008, Houston’s finished lot supply is down 24.9% from 73,066 to 54,898 in the second quarter of 2011.  San Antonio’s finished lot inventory has fallen 17.3% to 32,775 since peaking at 39,618 in the third quarter of 2008.  Austin’s finished lot inventory peaked in the third quarter of 2008 at 31,628, and is down 22.8% to 24,415.  The finished lot inventory for Dallas-Fort Worth peaked in the first quarter of 2008 at 97,504 lots and has fallen 29.6% to 68,601 lots.  Such inventory reduction continued in the second quarter of 2011 in all four of these markets as the number of finished lots dropped by nearly 900 in Austin, more than 1,900 in Dallas-Fort Worth, nearly 1,300 in Houston, and more than 700 in San Antonio.  Annual starts in each of the Austin, San Antonio, Houston and Dallas-Fort Worth markets are outpacing lot deliveries, and we expect to see increased finished lot sales through 2011 as homebuilders replenish their inventory.

Although Texas markets continue to be some of the strongest homebuilding markets in the country, the pace of homebuilding in Texas has slowed over the past four years as a result of the national economic downturn and reduced availability of construction financing.  According to the Federal Deposit Insurance Corporation, banks in the Dallas region1 reduced their construction and development loans by 7.6% from the fourth quarter of 2010 to the first quarter of 2011 – the 12th straight quarterly decline in the region’s construction and development outstanding loan portfolio.  While the decline in housing starts has caused the month supply of vacant lot inventory to become elevated from its previously balanced position, it has also preserved a balance in housing inventory.  Annual new home sales in Austin outpace starts 6,203 versus 5,899, with annual new home sales declining year-over-year by approximately 18.3%.  Finished housing inventory stands at a generally healthy level of 2.9 months, while total new housing inventory (finished vacant, under construction and model homes) rose to a slightly elevated supply of 7.6 months.  The generally accepted equilibrium levels for finished housing inventory and total new housing inventory are a 2-to-2.5 month supply and a 6.0 month supply, respectively.  Like Austin, San Antonio is also a relatively healthy homebuilding market.  Annual new home sales in San Antonio run ahead of starts 7,339 versus 6,841, with annual new home sales declining year-over-year by approximately 8.7%.  Finished housing inventory fell to a generally healthy level of a 2.6 month supply.  Total new housing inventory rose to a generally healthy 6.6 month supply.  Houston, too, is a healthy homebuilding market.  Annual new home sales there outpace starts 18,211 versus 16,605, with annual new home sales declining year-over-year by approximately 20.7%. Finished housing inventory is slightly elevated at a 3.2 month supply while total new housing inventory rose to a slightly elevated 7.1 month supply, respectively.  Dallas-Fort Worth is a relatively healthy homebuilding market as well.  Annual new home sales in Dallas-Fort Worth outpace starts 14,671 versus 13,462, with annual new home sales declining year-over-year by approximately 15.1%.  Finished housing inventory held at a generally healthy 2.8 month supply, while total new housing inventory rose to a generally healthy 6.7 month supply.  All numbers are as released by Residential Strategies, Inc. or Metrostudy, leading providers of primary and secondary market information.

The Real Estate Center at Texas A&M University has reported that existing housing inventory levels remained elevated from the first quarter of 2011 to the second quarter of 2011.  Through June 2011, the number of months of home inventory for sale in Austin, Houston, Dallas, Fort Worth and Lubbock was 6.9 months, 8.1 months, 7.3 months, 7.2 months, and 8.3 months, respectively.  San Antonio’s inventory remained more elevated with an 8.6 month supply of homes for sale.  Like new home inventory, a 6-month supply of inventory is considered a balanced market with more than 6 months of inventory generally being considered a buyer’s market and less than 6 months of inventory generally being considered a seller’s market.  Through June 2011, the number of existing homes sold to date in (a) Austin was 10,224, down 6% year-over-year; (b) San Antonio was 8,985, down 8% year-over-year; (c) Houston was 28,485, down 6% year-over-year, (d) Dallas was 20,447, down 3% year-over-year, (e) Fort Worth was 3,940, down 13% year-over-year, and (f) Lubbock was 1,325, down 17% year-over-year.  These figures and year-over-year comparisons are likely distorted by the presence and expiration of the federal homebuyer tax credit in June 2010 that likely pulled demand forward in the first six months of 2010 at the expense of demand in subsequent quarters.

In managing and understanding the markets and submarkets in which we make loans, we monitor the fundamentals of supply and demand.  We monitor the economic fundamentals in each of the markets in which we make loans by analyzing demographics, household formation, population growth, job growth, migration, immigration and housing affordability.  We also monitor movements in home prices and the presence of market disruption activity, such as investor or speculator activity that can create false demand and an oversupply of homes in a market.  Further, we study new home starts, new home closings, finished home inventories, finished lot inventories, existing home sales, existing home prices, foreclosures, absorption, prices with respect to new and existing home sales, finished lots and land, and the presence of sales incentives, discounts, or both, in a market.

1 FDIC Dallas Region is composed of Arkansas, Colorado, Louisiana, Mississippi, New Mexico, Oklahoma, Tennessee, and Texas.

We face a risk of loss resulting from adverse changes in interest rates.  Changes in interest rates may impact both demand for our real estate finance products and the rate of interest on the loans we make.  In some instances, the loans we make will be junior in the right of repayment to senior lenders, who will provide loans representing 60% to 75% of total project costs.  As senior lender interest rates available to our borrowers increase, demand for our mortgage loans may decrease, and vice versa.

Developers and homebuilders to whom we make loans and with whom we enter into subordinate debt positions use the proceeds of our loans and investments to develop raw real estate into residential home lots and construct homes.  The developers obtain the money to repay our development loans by reselling the residential home lots to homebuilders or individuals who build single-family residences on the lots or by obtaining replacement financing from other lenders.  Homebuilders obtain the money to repay our loans by selling the homes they construct or by obtaining replacement financing from other lenders.  If interest rates increase, the demand for single-family residences may decrease.  Also, if mortgage financing underwriting criteria become stricter, demand for single-family residences may decrease.  In such an interest rate and/or mortgage financing climate, developers and builders may be unable to generate sufficient income from the resale of single-family residential lots and homes to repay loans from us, and developers’ and builders’ costs of funds obtained from lenders in addition to us may increase, as well.  Accordingly, increases in single-family mortgage interest rates or decreases in the availability of mortgage financing could increase the number of defaults on loans made by us.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate and interest rates generally, that we reasonably anticipate to have a material impact on either the income to be derived from our investments in mortgage loans or entities that make mortgage loans, other than those referred to in this Quarterly Report on Form 10-Q.  The disruption of mortgage markets, in combination with a significant amount of negative national press discussing constriction in mortgage markets and the poor condition of the national housing industry, including declining home prices, have made potential new home purchasers and real estate lenders very cautious.  The economic downturn, the failure of highly respected financial institutions, significant volatility in equity markets around the world, unprecedented administrative and legislative actions in the United States, and actions taken by central banks around the globe to stabilize the economy have further caused many prospective home purchasers to postpone their purchases.  In summary, we believe there is a general lack of urgency to purchase homes in these times of economic uncertainty.  We believe that this has further slowed the sales of new homes and finished lots developed in certain markets; however, we do not anticipate the prices of those lots changing materially.  We also expect that the decrease in the availability of replacement financing may increase the number of defaults on real estate loans made by us or extend the time period anticipated for the repayment of our loans.  Our future results could be negatively impacted by prolonged weakness in the economy, high levels of unemployment, a significant increase in mortgage interest rates or further tightening of mortgage lending standards.

Off-Balance Sheet Arrangements

In connection with the funding of some of the Trust’s organization costs, on June 26, 2009, UMTH LD entered into a $6.3 million line of credit from CTB.  As a condition to such line of credit, the Trust has provided a limited guaranty to CTB for UMTH LD’s obligations to the bank under the line of credit in an amount equal to the amount of the Trust’s organization costs funded by UMTH LD.  The receivable owing to UMTH LD associated with such organization costs has been assigned to the bank as security for the loan.  However, the amount of the Trust’s guaranty is reduced to the extent that the Trust reimburses UMTH LD for any of the Trust’s organization costs it has funded, provided that no event of default has occurred and the Trust has informed the bank in writing of the reimbursed costs, and the guaranty is subject to the overall limit on the Trust’s reimbursement of organization and offering expenses, which is set at 3% of the gross offering proceeds.  Notwithstanding the above, the Trust’s liability under this guaranty agreement is limited to approximately $3.1 million, plus any accrued and unpaid interest on this amount.  As of June 30, 2011, our outstanding repayment guaranty remained approximately $3.1 million.  As of June 30, 2011 and December 31, 2010, the outstanding balance on the line of credit was $5.2 million and $5.8 million, respectively.

From time to time we enter into guarantees of debtor’s borrowings and provide credit enhancements for the benefit of senior lenders in connection with our debtors and investments.  Such credit enhancements may take the form of guarantees, pledges of assets, letters of credit, and inter-creditor agreements.   As of June 30, 2011, we had one outstanding repayment guaranty with total credit risk to us of approximately $260,000, all of which had been borrowed against by the debtor.  We had no outstanding credit enhancements to third parties as of December 31, 2010.

Contractual Obligations

As of June 30, 2011, we had entered into 8 participation agreements with related parties (1 of which was repaid in full) with aggregate, maximum loan amounts of approximately $27.4 million (with an unfunded balance of $3.5 million) and 6 related party note agreements with aggregate, maximum loan amounts totaling approximately $24.1 million (with an unfunded balance of $9.4 million).  Additionally, we had entered into 22 note agreements with third parties (1 of which was repaid in full) with aggregate, maximum loan amounts of approximately $116.0 million, of which $18.8 million has yet to be funded.

We have no other outstanding debt or contingent payment obligations, other than the certain loan guarantees discussed above in “– Off-Balance Sheet Arrangements” or letters of credit, that we may make to or for the benefit of third-party lenders.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the exposure to loss resulting from adverse changes in market prices, interest rates, foreign currency exchange rates, commodity prices and equity prices. A significant market risk to which we are exposed is interest rate risk, which is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Changes in interest rates may impact both demand for our real estate finance products and the rate of interest on the loans we make.  Another significant market risk is the market price of finished homes and lots.  The market price of finished homes or lots is driven by the demand for new single-family homes and the supply of unsold homes and finished lots in a market.  The change in one or both of these factors can have a material impact on the cash realized by our borrowers and resulting collectability of our loans and interest.

Demand for our secured loans and the amount of interest we collect with respect to such loans depends on the ability of borrowers of real estate construction and development loans to sell single-family lots to homebuilders and the ability of homebuilders to sell homes to homebuyers.

The single-family lot and residential homebuilding market is highly sensitive to changes in interest rate levels.  As interest rates available to borrowers increase, demand for secured loans decreases, and vice versa. Housing demand is also adversely affected by increases in housing prices and unemployment and by decreases in the availability of mortgage financing. In addition, from time to time, there are various proposals for changes in the federal income tax laws, some of which would remove or limit the deduction for home mortgage interest.  If effective mortgage interest rates increase and/or the ability or willingness of prospective buyers to purchase new homes is adversely affected, the demand for new homes may also be negatively affected.  As a consequence, demand for and the performance of our real estate finance products may also be adversely impacted.

We seek to mitigate our single-family lot and residential homebuilding market risk by closely monitoring economic, project market, and homebuilding fundamentals.  We review a variety of data and forecast sources, including public reports of homebuilders, mortgage originators and real estate finance companies; financial statements of developers; project appraisals; proprietary reports on primary and secondary housing market data, including land, finished lot, and new home inventory and prices and concessions, if any; and information provided by government agencies, the Federal Reserve Bank, the National Association of Home Builders, the National Association of Realtors, public and private universities, corporate debt rating agencies, and institutional investment banks regarding the homebuilding industry and the prices of and supply and demand for single-family residential homes.

In addition, we further seek to mitigate our single-family lot and residential homebuilding market risk by having our asset manager assign an individual asset manager to each secured note or equity investment.  This individual asset manager is responsible for monitoring the progress and performance of the builder or developer and the project as well as assessing the status of the marketplace and value of our collateral securing repayment of our secured loan or equity investment.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of June 30, 2011, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e).  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of June 30, 2011, to provide reasonable assurance that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II
OTHER INFORMATION
Item 1. Legal Proceedings.

We are not a party to, and none of our assets are subject to, any material pending legal proceedings.

Item 1A. Risk Factors.

There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2011.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Use of Proceeds from Registered Securities

On November 12, 2009, our Registration Statement (Registration No. 333-152760), covering a public offering of up to 25,000,000 common shares of beneficial interest to be offered in the primary offering at a price of $20 per share, was declared effective under the Securities Act of 1933, as amended.  The Registration Statement also covers up to 10,000,000 common shares of beneficial interest to be issued pursuant to our DRIP for $20 per share.  Therefore, an aggregate of $700 million of our common shares of beneficial interest are being offered pursuant to the Registration Statement.  We reserve the right to reallocate the common shares of beneficial interest registered in the Offering between the primary offering and the DRIP.

As of June 30, 2011, we had issued an aggregate of 4,601,543 common shares of beneficial interest in the Trust, consisting of 4,503,988 shares that have been issued to our shareholders pursuant to our primary offering in exchange for gross proceeds of approximately $90.1 million and 97,555 shares of beneficial interest issued to shareholders in accordance with our DRIP in exchange for gross proceeds of approximately $2.0 million.  The net offering proceeds to us, after deducting approximately $11.7 million of offering costs, were approximately $78.4 million.  Of the offering costs, approximately $2.7 million was paid to our Advisor for organization and offering expenses and approximately $9.0 million was paid to non-affiliates for selling commissions and other offering fees.  As of June 30, 2011, we had originated 36 loans with aggregate, maximum loan amounts totaling approximately $167.4 million.  We had approximately $31.7 million of commitments to be funded under terms of the notes receivable and loan participation interest (including related parties), of which approximately $9.4 million relates to notes receivable – related parties, $18.8 million relates to notes receivable, and approximately $3.5 million relates to commitments to be funded under terms of the loan participation interest – related parties.  As of June 30, 2011, we have accrued placement fees to our Advisor of approximately $2.8 million associated with the notes receivable and loan participation interest (including related parties).

Unregistered Sales of Equity Securities

During the three and six months ended June 30, 2011, we did not sell any equity securities that were not registered or otherwise exempt under the Securities Act of 1933, as amended.

Share Redemption Program

We have adopted a share redemption program that enables our shareholders to sell their shares back to us in limited circumstances. Generally, this program permits shareholders to sell their shares back to us after they have held them for at least one year.  Except for redemptions upon the death of a shareholder (in which case we may waive the minimum holding periods), the purchase price for the redeemed shares, for the period beginning after a shareholder has held the shares for a period of one year, will be (1) 92% of the purchase price actually paid for any shares held less than two years, (2) 94% of the purchase price actually paid for any shares held for at least two years but less than three years, (3) 96% of the purchase price actually paid for any shares held at least three years but less than four years, (4) 98% of the purchase price actually paid for any shares held at least four years but less than five years and (5) for any shares held at least five years, the lesser of the purchase price actually paid or the then-current fair market value of the shares as determined by the most recent annual valuation of our shares.  The purchase price for shares redeemed upon the death of a shareholder will be the lesser of (1) the purchase price the shareholder actually paid for the shares or (2) $20.00 per share.  We reserve the right in our sole discretion at any time and from time to time to (1) waive the one-year holding period in the event of the death or bankruptcy of a shareholder or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) terminate, suspend and/or reestablish our share redemption program.   In respect of shares redeemed upon the death of a shareholder, we will not redeem in excess of 1% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption, and the total number of shares we may redeem at any time will not exceed 5% of the weighted average number of shares outstanding during the trailing twelve-month period prior to the redemption date. Our board of trustees will determine from time to time whether we have sufficient excess cash from operations to repurchase shares. Generally, the cash available for redemption will be limited to 1% of the operating cash flow from the previous fiscal year, plus any net proceeds from our DRIP.

The following table sets forth information relating to our common shares of beneficial interest that have been repurchased during the quarter ended June 30, 2011:

2011	Total number of common shares of beneficial interest repurchased	Average price paid per common share of beneficial interest	Total number of common shares of beneficial interest repurchased as part of publicly announced plan	Maximum number of common shares of beneficial interest that may yet be purchased under the plan
April	10,723	$20.00	10,723		(1)
May	700	20.00	700		(1)
June	690	20.00	690		(1)
	12,113	$20.00	12,113

(1)	A description of the maximum number of common shares of beneficial interest that may be purchased under our redemption program is included in the narrative preceding this table.

For the six months ended June 30, 2011, we had received valid redemption requests relating to 14,613 shares of beneficial interest, all of which were redeemed for an aggregate purchase price of approximately $292,000 (an average redemption price of $20.00 per share).  For the year ended December 31, 2010, we had received valid redemption requests relating to 2,500 shares of beneficial interest, all of which were redeemed for an aggregate purchase price of $50,000 (an average redemption price of $20.00 per share).  Such shares are included in treasury stock in the accompanying consolidated financial statements included in this Form 10-Q.  A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program set forth in the prospectus relating to the Offering.  We have funded all share redemptions using funds from operations.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. (Removed and Reserved)

Item 5. Other Information.

None.

Item 6. Exhibits.

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Index to Exhibits attached hereto.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

United Development Funding IV

Dated: August 15, 2011	By:	/s/ Hollis M. Greenlaw
Hollis M. Greenlaw
Chief Executive Officer
Principal Executive Officer

	By:	/s/ Cara D. Obert
Cara D. Obert
Chief Financial Officer
Principal Financial Officer

Index to Exhibits

Exhibit Number	Description

3.1
Second Articles of Amendment and Restatement of United Development Funding IV (previously filed in and incorporated by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-11, Commission File No. 333-152760, filed on December 16, 2008)

3.2	Bylaws of United Development IV (previously filed in and incorporated by reference to Registrant’s Registration Statement on Form S-11, Commission File No. 333-152760, filed on August 5, 2008)

4.1
Form of Subscription Agreement (previously filed in and incorporated by reference to Exhibit B to prospectus dated May 2, 2011 filed pursuant to Rule 424(b)(3), Commission File No. 333-152760, filed on May 3, 2011)

4.2
Distribution Reinvestment Plan (previously filed in and incorporated by reference to Exhibit C to prospectus dated May 2, 2011 filed pursuant to Rule 424(b)(3), Commission File No. 333-152760, filed on May 3, 2011)

4.3
Share Redemption Program (previously filed in and incorporated by reference from the description under “Description of Shares – Share Redemption Program” in the prospectus dated May 2, 2011 filed pursuant to Rule 424(b)(3), Commission File No. 333-152760, filed on May 3, 2011)

31.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer (filed herewith)

31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer (filed herewith)

32.1*	Section 1350 Certifications (furnished herewith)

101.INS**	XBRL Instance Document (furnished herewith)

101.SCH**	XBRL Taxonomy Extension Schema Document (furnished herewith)

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document (furnished herewith)

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document (furnished herewith)

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document (furnished herewith)

*
In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.  Such certifications will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

**
XBRL (Extensible Business Reporting Language) information is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.